DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-6341

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

7-2, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

RECD S.E.C.
NOV 12 2002

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

November 11, 2002

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

02055789

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. Company's 2001 results, which were filed with the National Commission for the Securities Market of Spain (the NCSMS) on February 28, 2002.

II. English summary of the letter to the NCSMS, dated February 15, 2002, presenting Relevant Fact, regarding the company's handling license for the Brussels' Airport.
-Copy of Relevant Fact.

III. English summary of Relevant Fact submitted to the NCSMS on April 15, and Press Release in English, dated April 15, 2002, titled "Announcement of Statutory Merger of Portland Valderrivas, S.A. with and into Fomento de Constucciones y Contratas, S.A."

IV. Press Release dated April 19, 2002, titled " Board of Directors of Fomento de Construcciones y Contratas, S.A. and Portland Valderrivas , S.A. approve their Merger Project".

dlw 11/18

V. Company's results for the first quarter of 2002, which were filed with the NCSMS on May 16, 2002.

VI. English summary of the letter to the NCSMS dated May 24, 2002, presenting subjects to be discussed at the shareholders meeting on June 28.
-Copy of the general meeting of shareholders' order of the day, submitted with letter.

VII. Press Release titled "Esther Koplowitz chooses Vivendi Environment to be FCC's strategic partner", submitted to the NCSMS on June 18, 2002.

VIII. English summary of the letter to the NCSMS, dated July 1, 2002, presenting Relevant Fact, regarding the agreements reached at the general shareholders meeting on June 28, 2002.
-Copy of approved agreements, submitted with letter.

IX. English summary of the letter to the NCSMS, dated July 8, 2002, in response to a letter from the NCSMS requiring that the Company give the corresponding documentation for the possible emission of fixed rent and convertible bonds of the FCC group.

X. English summary of the letter to the NCSMS dated July 11, 2002 amending information submitted in letter on July 9, 2002.
-Copy of original letter submitted on July 9, 2002, and first page amended on July 11, 2002.

XI. Company's results for the first half of 2002, which were filed with the NCSMS on August 30, 2002.

XII. English summary of the letter to NCSMS dated September 13, addressing request of information by the NCSMS.

XIII. English summary of the letter to the NCSMS dated September 13, 2002 from Grucycsa regarding changes in its board of directors.
-Copy of annex to the letter, presenting the changes.

XIV. English summary of the letter to the NCSMS dated September 27, 2002, regarding the registration of the merger of the Company and Portland.

XV. English summary of the letter to the NCSMS dated November 4, 2002, regarding the registration of a document of reduction.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6341.

Nicole Chao
Legal Assistant

Attachment
cc w/ att: Iñigo Morenés

cc w/o att: Ricardo Jiménez Hernández
Andrés Gil

Securities and Exchange Commission File No. 82-3743

I. Company's 2001 results, which were filed with the National Commission for the Securities Market of Spain (the NCSMS) on February 28, 2002.



2001 RESULTS





RESULTS AS OF DECEMBER 31ST 2001

I. HIGHLIGHTS

	Dic-01	% var
Net Revenues	5173,2	15,8 %
Gross Operating Profit (EBITDA)	704,3	12,4 %
Net Operating Profit (EBIT)	475,8	9,7 %
Ordinary Income	434,1	10,8 %
Income before Taxes	469,9	5,1 %
Net Income	241,0	11,8 %

	Dic-01	% var
Order Book	13.656,0	12,0
Capex	555,6	31,2
Cash Flow	505,8	12,7

MAIN FACTS

- **Net revenues increase by 15,8%, mainly due to the excellent performance of the Services (+14.1%), Construction (+16.6%) and Cement (+19.8%) divisions.**
- **Gross Operating Profit of the Services area grows by 16.5% and improves its margin over sales up to 14.5%.**
- **Total Order Book increases by 12%, reaching 13,656 million euros.**
- **Capex grows by 31.2%, mainly due to the acquisitions of Ekonor and Transportes Portillo.**
- **Interim Dividend of 0,28 euros per share, increases by 10,9% compared to last year.**

II. PROFIT & LOSS ACCOUNT AND BALANCE SHEET

PROFIT & LOSS ACCOUNT

	Dec-01	Dec-00	%var	% sales Dec-01	% sales Dec-00
Net Revenues	5.173,2	4.467,9	15,8	100,0	100,0
Other Revenues	137,9	118,3	16,6	2,7	2,6
Operating Expenses	(4.606,8)	(3.959,4)	16,4	(89,1)	(88,6)
Operating and External Expenses	(3.220,5)	(2.690,4)	19,7	(62,3)	(62,0)
Personnel Expenses	(1.386,3)	(1.269,0)	9,2	(26,8)	(28,4)
Gross Operating Profit	704,3	626,7	12,4	13,6	14,0
Depreciation-amortization	(205,5)	(183,2)	12,1	(4,0)	(4,1)
Variation Operating provisions	(18,6)	(3,9)	379,1	(0,4)	(0,1)
Reversion Provision	(4,5)	(5,7)	(22,3)	(0,1)	(0,1)
Net Operating Profit	475,8	433,8	9,7	9,2	9,7
Net Financial Results	(50,6)	(43,6)	16,0	(1,0)	(1,0)
Goodwill Amortization	(27,7)	(36,9)	(24,9)	(0,5)	(0,8)
Profit from Companies (Equity Method)	36,9	38,6	(4,3)	0,7	0,9
ResulOrdinary Income	434,15	391,9	10,8	8,4	8,8
Net Extraordinary Results	35,8	55,2	(35,2)	0,7	1,2
Income Before Taxes	469,9	447,1	5,1	9,1	10,0
Taxes	(150,1)	(140,6)	6,7	(2,9)	(3,1)
Net Income before Minority Interests	319,8	306,5	4,3	6,2	6,9
Minority Interests	(78,8)	(90,9)	(13,3)	(1,5)	(2,0)
Net Income	241,0	215,6	11,8	4,7	4,8

1. Net revenues: + 15.8%

	Dec-01	Dec-00	% change	%/Total
Construction	2.396,0	2.054,5	16,6 %	45,7 %
Services	1.579,3	1.384,6	14,1 %	30,1 %
Urban Activities	250,5	245,1	2,2 %	4,8 %
Cement	806,9	673,3	19,8 %	15,4 %
Grucycsa	213,4	181,2	17,7 %	4,1 %
Intragroup	-72,8	-70,8	2,8 %	
TOTAL	5.173,2	4.467,9	15,8 %	100,0 %

Total sales increase by 15.8%. All of the areas show important growth rates, especially those of Services, Construction and Cement.

Break down by geographic area shows similar figures to last year's. International activity accounts for 16.2% of the total revenues of the group. We must highlight the increase of the cement activity abroad up to 38.5%.

				% sales	
	Dec-01	Dec-00	%var	Dec-01	Dec-00
Domestic	4.334,1	3.735,1	16,0	83,8 %	83,6 %
International	839,1	732,7	14,5	16,2 %	16,4 %
TOTAL	5.173,2	4.467,8	15,8	100 %	100 %

2. OPERATING EXPENSES: + 16.4%

Total Operating expenses grow by 16.4%. Operating and External Expenses show an increase of 19.7% in line with the international expansion of the cement activity, whilst Personnel Expenses show an increase of only 9.2%.

3. EBITDA: + 12.4%

Gross Operating Profit (EBITDA) reaches 704.3 million euros, meaning an increase of 12.4% and a margin over sales of 13.6%. The slight decrease experimented by this margin is due to its dilution within the cement area as a consequence of the strong growth abroad. Had the cement area been excluded of the consolidated figures of the Group, the Ebitda margin would have grown by 14.3% maintaining its margin over sales in 10%.

	Dec-01	% Total	Dec-00	%/Total
Construction	114,0	16,2 %	100,6	16,1 %
Services	229,5	32,6 %	197,1	31,4 %
Urban Activities	62,0	8,8 %	60,5	9,7 %
Cement	266,9	37,9 %	243,7	38,9 %
Grucycsa	10,9	1,5 %	10,1	1,6 %
Intragroup	21,0	3,0 %	14,7	2,3 %
TOTAL	704,3	100 %	626,7	100 %

Contribution by activities stays similar. It is important to note the Services´ contribution increases to 32.6% of the total, from last 31.4% as of December 2000. On the other hand, Urban Activities reduces its weighting from 9.7% to 8.8%, due to the reclasification of the Industrial Waste area.

4. EBIT: + 9.7%

Net Operating Profit (EBIT) improves by 9.7% up to 475.8 million euros, even though operating provisions rise strongly up to 14.7 million euros, accounting for 0.4% of total revenues compared to 0.1% last year. Depreciations show a moderate increase of 12.1%.

	Dec-01	% Total	Dec-00	%/Total
Construction	83,1	17,5 %	84,0	19,4 %
Services	135,4	28,5 %	119,5	27,5 %
Urban Activities	41,4	8,7 %	44,2	10,2 %
Cement	180,8	38,0 %	169,8	39,1 %
Grucycsa	7,5	1,6 %	7,0	1,6 %
Other	27,6	5,8 %	9,4	2,2 %
TOTAL	475,8	100 %	433,9	100 %

5. Ordinary income: + 10.8%

This 10.8% increase obeys to three different reasons. First, the growth of financial expenses by 16%. Second, a smaller amortization of goodwill (-24.9%), as an accelerated amortization took place last year in the Services area. Third, profit from companies resulting from the equity method, decrease by 4.3% to 36.9 million euros.

We must highlight the contribution of FCC real estate company, Realia, which grows from 15 million euros last year to 18.2 million euros. Nevertheless this increase is neutralised as Safei is excluded from the consolidation perimeter since the beginning of the year.

6. Income Before Taxes: + 5.1%

Extraordinary results decrease by 35.2%. These include the 46.22 million euros capital gain resulting from the sale of the 20.39% Grucycsa´s stake in SAFEI to the Italian bank Bipop Carire, S.p.a. last February.

7. Net income: + 11.8%

Net Income after Minority Interests climbs up to 241 million euros (+11.8%), even though the tax rate has increased from 31.45% to 31.94%. This variation is mainly caused by the higher tax rates applied to Portland Valderrivas (from 28.5% last year to 35.16%). Minority Interests decrease by 13.3% as a result of the reduction in Cement net results.

CONSOLIDATED BALANCE SHEET

	Dec-01	Dec-00	% ch
Unpaid Capital	***0,4***	***1,1***	***(67,9)***
Fixed and Non Current Assets	***2.487,7***	***2.235,9***	***11,3***
Start up Expenses	13,0	16,3	(20,5)
Intanginle Assets	409,8	312,7	31,0
Tangible Fixed Assets	1.414,8	1.266,0	11,8
Financial Investments	625,1	617,2	1,3
Shares of the controlling company	24,9	23,7	5,0
Goodwill on Consolidation	***367,6***	***421,1***	***(12,7)***
Deferred Charges	***33,5***	***17,5***	***91,1***
Current Assets	***3.254,6***	***2.913,6***	***11,7***
Inventories	355,9	325,5	9,3
Accounts Receivable	2.106,1	1.915,1	10,0
Short Term Financial Investments	466,1	401,8	16,0
Cash	307,2	251,6	22,1
Accrual Accounts	19,2	17,5	9,9
Assets=Liabilities and Shareholder´s Equity	**6.143,7**	**5.589,2**	**9,9**
Shareholder´s Equity	***1.291,0***	***1.201,7***	***7,4***
I. Subscribed Capital Stock	**120,1**	**120,1**	*(0,0)*
II. Reserves	**522,5**	**488,2**	*7,0)*
III. Reserves from consolidated companies	**434,0**	**400,7**	*8,3*
IV. Translation Differences	**7,0**	**7,6**	*(7,3)*
V. Income allocable to controlling company	**241,0**	**215,6**	*11,8*
VI. Interim Dividends	**(33,6)**	**(30,3)**	*10,9*
Minority Interests	***624,0***	***574,3***	***8,7***
Negative Difference on Consolidation	***37,2***	***37,1***	***0,3***
Deferred Revenues	***41,2***	***39,6***	***4,1***
Provisions for Risks and Expenses	***244,8***	***281,9***	***(13,2)***
Long Term Debt	***774,2***	***762,5***	***1,5***
Payable to Credit Entities	581,0	572,4	1,5
Other	193,1	190,2	1,5
Current Liabilities	***2993,7***	***2.559,7***	***17,0***
Payable to Credit Entities	479,4	347,3	38,0
Trede Accounts Payable	1.876,6	1.633,7	14,9
Operating Provisions	636,7	577,5	10,2
Trade Accounts Payable	1,0	1,2	(15,8)
Other Non- Trade Payables	***137,7***	***132,4***	***4,0***

Assets

Consolidation goodwill decreases by 12,7% as a result of the accelerated amortization against reserves, for 94,55 million euros mentioned before. On the other hand, there´s an increase of 52 million euros, resulting from the acquisition of Ekonor, S.A.

Liabilities

Total debt position remains almost the same with a slight increase of 5.08%, representing a leverage ratio of 27.3% against 27.9% last year.

	Dec-01	Dec-00	% change
Short Term Debt	-479,4	-347,3	38,0 %
Long Term Debt	-581,0	-572,4	1,5 %
Limited Recourse Debt	-65,6	-71,5	-8,2 %
Cash and STFI	773,3	655,5	18,0 %
Net Position	-352,7	-335,7	5,08 %

Cash Flow

	Dec-01	Dec-00	% change
Net Ordinary Profit	296,9	264,6	12,2 %
Depreciation	210,0	220,1	-4,6 %
Profit from companies (Equity Method)	-36,6	-38,6	-5,1 %
Other	35,5	2,8	N/A
TOTAL	505,8	448,9	12,7 %

III. BUSINESS AREAS ANALYSIS

1. CONSTRUCTION

➢ RESULTS

	Dec-01	Dec-00	% ch.
NET REVENUES	**2.396,0**	**2.054,5**	**16,6 %**
EBITDA	**114,0**	**100,6**	**13,3 %**
EBITDA margin	***4,8 %***	***4,9 %***	
EBIT	**83,1**	**84,0**	**-1,0 %**
EBIT margin	***3,5 %***	***4,1 %***	

Net evenues increase by 16.6%, compared to last year´s.

	Dec-01	% total	Dec-00	% total	% Ch.
NATIONAL	**2.241,5**	**93,6 %**	**1.887,0**	**91,8 %**	**18,8 %**
INTERNATIONAL	**154,5**	**6,4 %**	**167,5**	**8,2 %**	**-7,8 %**

It is important to note the increase of 18.8% experimented by domestic sales, reflecting a strong activity in the sector, mainly due to the Spanish Government´s Infrastructure Plan.

On the other hand, international sales decline by 7.8% as a result of a change in the strategy followed by the Construction Division, which will now focus in developing a permanent presence in selected countries and specific projects with a clear concessional component.

➢ PROFITABILITY

EBITDA increases by 13.3% due to the strong growth of net revenues, representing a 4.8% margin over sales.

EBIT falls 1%, consequence of an increase of provisions by 8.4 million euros.

➢ ORDER BOOK AND CAPEX

	Dec-01	Dec-00	% Ch.
ORDER BOOK	2.947,1	2.859,0	3,1 %
CAPEX	31,3	31,8	-1,6 %

The order book has increased by 3.1%, representing 14.7 months of activity in terms of guaranteed production.

Capex reaches 31 million euros, mainly dedicated to acquisitions of equipment and machinery.

2. SERVICES

➢ RESULTS

	Dec-01	Dec-00	% Ch.
NET REVENUES	1.579,3	1.384,6	14,1 %
EBITDA	229,5	197,1	16,5 %
EBITDA Margin	14,5 %	14,2 %	
EBIT	135,4	119,5	13,3 %
EBIT Margin	8,6 %	8,6 %	

The Services area increases by 14.1%, mainly supported by the growth of Water Management (+17%) and Urban Sanitation, increasing from 4% in June up to 6.7% in December.

	Dec-01		
	Net Revenues	% Ch.	%/Total division
WATER	348,7	17,0 %	22,1 %
URBAN SANITATION	823,5	6,7 %	52,1 %
INTERNATIONAL	352,9	12,3 %	22,3 %
INDUSTRIAL WASTE	54,2	N/A	3,4 %

➢ GEOGRAPHICAL BREAKDOWN

International Activity shows a like for like increase of 12.3%, with country distribution as follows:


CHILE
2%
BRAZIL
2%
PORTUGAL
1%
DOMINICAN REP.
2%
COLOMBIA
4%
MEXICO
5%
PUERTO RICO
30%
FRANCE
6%
ARGENTINA
13%
VENEZUELA
18%
UK
17%

	Dec-01		Dec-00		% Ch.
		% total		% total	
NATIONAL	1.226,3	77,6 %	1.070,0	77,3 %	14,6 %
INTERNATIONAL	353,0	22,4 %	314,6	22,7 %	12,2 %

We must highlight that the Industrial Waste division, previously consolidated in Urban Related Activities, is for the first time included in this area, with a revenue contribution of 3.4% of the total sales of the Services division as of December.

➢ **PROFITABILITY**

Gross and Net Operating Profits grow at rates of 16.5% and 13.3% each, showing the improvement of margins and the strong growth of activity.
The Ebitda margin climbs by 30 b.p up to 14.5%. On the other hand the Ebit margin remains at 8.6%. This is due to the increase by 6.57 million euros of provisions.

➢ **ORDER BOOK AND CAPEX**

	Dec-01	Dec-00	% Ch.
ORDER BOOK	10.407,7	9.113,0	14,2 %
CAPEX	288,6	212,1	36,1 %

The Order Book has risen by 14.2% representing 76% of the total FCC backlog.

Capex reaches 288 million euros, of which 55 million correspond to the acquisition of Ekonor, S.A.

3. URBAN SERVICES

➢ **RESULTS**

	Dec-01	Dec-00	% Ch.
NET REVENUES	250,5	245,1	2,2 %
EBITDA	62,0	60,5	2,5 %
EBITDA Margin	24,7 %	24,7 %	
EBIT	41,4	44,2	-6,4 %
EBIT Margin	16,5 %	18,0 %	

Net revenues have increased by 2.2% due to the reclasification of the Industrial Waste area mentioned before. In a like for like basis, net revenues would have reached 17%.

By activities, most of them grow at high rates, especially those of Urban Fixture (+23%) and Urban Transport (+66.7%). Both the acquisition of Transportes Portillo, S.A and the start up of the contract awarded in Río de Janeiro, contribute strongly to these figures.

	Dec-01		
	Net Revenues	% Ch.	%/Total division
SEWAGE AND MAINTENANCE	**47,6**	**8,2 %**	**19,0 %**
URBAN FIXTURES (CEMUSA)	**71,6**	**23,0 %**	**28,6 %**
ITV	**33,6**	**12,6 %**	**13,4 %**
PARKINGS	**38,0**	**12,9 %**	**15,2 %**
HANDLING	**50,5**	**17,8 %**	**20,2 %**
TRANSPORT	**9,2**	**66,7 %**	**3,7 %**

> **SALES CONTRIBUTION BY GEOGRAPHIC AREA**

The domestic activity grows slightly by 0.7% due to the deconsolidation of the Insustrial Waste area.

	Dec-01		Dec-00		% Ch.
		% total		% total	
NATIONAL	**210,3**	**84,0 %**	**209,0**	**85,2 %**	**0,7 %**
INTERNATIONAL	**40,2**	**16,0 %**	**36,2**	**14,8 %**	**11,1 %**

We must highlight the 11.1% increase of International sales, accounting for 16% of the total revenues of the area.

➢ PROFITABILITY

The Ebitda margin remains the same (+24.7%) and Ebit falls down to 16.5%, mainly due to the increase of provisions.

➢ ORDER BOOK AND CAPEX

	Dec-01	Dec-00	% Ch.
ORDER BOOK	**51,3**	**180,0**	**-71,5 %**
CAPEX	**101,7**	**42,4**	**139,7 %**

The decrease experimented by the Order Book is once again explained by the reclasification of the Industrial Waste area.

Capex doubles last year´s figures because of the purchase of Transportes Portillo, S.A.

4. CEMENT

➢ RESULTS

	Dec-01	Dec-00	% Ch.
NET REVENUES	**806,9**	**673,3**	**19,8 %**
EBITDA	**266,9**	**243,7**	**9,5 %**
EBITDA Margin	***33,1 %***	**36,2 %**	
EBIT	**180,8**	**169,8**	**6,4 %**
EBIT Margin	***22,4 %***	**25,2 %**	

Net revenues of the cement area increase by 19.8% reflecting the strong activity of the sector.

Domestic sales grow by 12.2% whilst international activity shows a 38.5% increase, contributing by 33.6% to the total net revenues. We must mention that for the first time net revenues include CDN USA following a proportional consolidation method instead of the equity method used before. The like for like growth would have been of 23%.

	Dec-01	% total	Dec-00	% total	% Ch.
NATIONAL	536,1	66,4 %	477,8	71,0 %	12,2 %
INTERNATIONAL	270,8	33,6 %	195,5	29,0 %	38,5 %

➢ **PROFITABILITY**

Both Gross and Net Operating Profits grow by 9.5% and 6.4% each, despite the rise of energetic costs and the margin ´s dilution caused by the increasing importance of activity in U.S.A.

➢ **CAPEX**

	Dec-01	Dec-00	% Ch.
CAPEX	108,0	99,0	9,1 %

5. GRUCYCSA

➢ **RESULTS**

	Dec-01	Dec-00	% Ch.
NET REVENUES	213,4	181,2	17,7 %
EBITDA	10,9	10,1	7,2 %
EBITDA Margin	5,1 %	5,6 %	
EBIT	7,5	7,0	6,6 %
EBIT Margin	3,5 %	3,9 %	

Net revenues increase by 17.7%. By activities we must highlight those of Electricity (+50%) and Security (+36.6%).

	Dec-01		
	Net Revenues	% Ch.	%/Total division
ELECTRICITY	54,6	50.0 %	25,5 %
AIR CONDITIONING	31,4	14.8 %	14,7 %
VEHICLES	13,3	3,6 %	6,2 %
LOGíSTIC	91,3	3,6 %	42,7 %
SECURITY	23,3	36,6 %	10,9 %

The disclosure between international and domestic sales is as follows:

	Dec-01	% total	Dec-00	% total	% Ch.
NATIONAL	184,2	83,3 %	162,1	89,5 %	13,6 %
INTERNATIONAL	29,1	13,7 %	19,1	10,5 %	62,3 %

> **PROFITABILITY**

Gross and Net Operating profits increase by 7.2% and 6.6% each.

As communicated to the Spanish Stock Commission the past 16th February of 2001, Grucycsa sold 20.3899% of SAFEI to the italian Bipop Carire S.P.A, maintaining a put option over the remaining 10% stock. The capital gains generated amounted to 46.2 million euros.

> **ORDER BOOK AND CAPEX**

	Dec-01	Dec-00	% Ch.
ORDER BOOK	249,9	227,0	10,1 %
CAPEX	7,4	4,6	62,3 %

IV. STOCK MARKET DATA

SHARE PERFORMANCE

	Last	High	Low	Volume (*)
1997	17,43	19,08	8,26	130.907
1998	31,70	34,08	16,53	253.770
1999	20,20	37,50	19,00	319.086
2000	20,20	24,75	15,05	294.515
2001	23,25	25,88	18,70	193.793

(*) Daily average number of shares traded *(figures in euros)*


40 %
30 %
20 %
10 %
0 %
-10 %
-20 %
-30 %
-40 %
FCC +15,50%
IBEX -7,52%
2/1/01
2/2/01
2/3/01
2/4/01
2/5/01
2/6/01
2/7/01
2/8/01
2/9/01
2/10/01
2/11/01
2/12/01

DIVIDEND POLICY

	2001	2000	1999	1998	1997	1996
Interim	0,28	0,25	0,16	0,09	0,075	0,07
Final	0,24	0,22	0,13	0,075	0,05	0,045
Total	0,52	0,47	0,29	0,165	0,125	0,115

HISTORIC DATA - GROUP FCC

CONSOLIDATED STATEMENT OF INCOME (Million Euros)

	31/12/01	31/12/00	31/12/99	31/12/98	01/00 (%)	00/99 (%)	99/98 (%)
Net Revenues	**5.173,2**	**4.467,8**	**3.828,6**	**3.303,0**	**15,8**	**16,7**	**15,9**
Other operating revenues and in-house work on fixed assets	110,5	106,5	92,4	89,9	3,8	15,2	2,8
Variation in finished products and work-in process inventories	27,4	11,8	55,7	-29,4	132,7	-78,9	-289,6
Total Operating Revenues	**5.311,2**	**4.586,1**	**3.976,7**	**3.363,5**	**15,8**	**15,3**	**18,2**
Operating and External Expenses	-3.220,5	-2.690,4	-2.327,4	-1.984,6	19,7	15,6	17,3
Personnel Expenses	-1.386,3	-1.269,0	-1.094,7	-951,7	9,2	15,9	15,0
Gross Operating Profit	**704,3**	**626,7**	**554,6**	**427,2**	**12,4**	**13,0**	**29,8**
Amortization and Provision Reversion	209,9	189,0	-151,2	-126,7	11,1	-225,0	19,4
Variation in Operating Provision	18,6	3,9	-12,6	-38,4	378,8	-130,9	-67,3
Net Operating Profit	**475,8**	**433,8**	**390,9**	**262,0**	**9,7**	**11,0**	**49,2**
Financial Revenues	39,9	60,8	41,3	47,0	-34,5	47,3	-12,2
Financial Expenses	-84,8	-102,6	-64,1	-61,7	-17,4	60,1	3,8
Variations in Financial Investments	-5,7	-1,8	-1,0	-0,1	208,6	89,4	973,3
Amortization of Goodwill	-27,7	-36,9	-104,8	-39,3	-24,9	-64,8	166,9
Profit from Companies (equity method)	36,6	38,6	22,2	17,4	-5,0	73,6	27,7
Profit from Ordinary Activities	**434,1**	**391,9**	**284,5**	**225,4**	**10,8**	**37,7**	**26,2**
Net Extraordinary Results	35,8	55,2	101,7	2,6	-35,2	-45,7	3.817,8
Income before taxes	**469,9**	**447,1**	**386,3**	**228,0**	**5,1**	**15,7**	**69,4**
Corporate Income Taxes	-150,1	-140,6	-133,1	-73,9	6,7	5,7	80,2
Rate (%)	31,9	31,5	34,5	32,4	1,6	-8,7	6,4
Net Income before Minority Interests	**319,8**	**306,5**	**253,2**	**154,2**	**4,4**	**21,0**	**64,2**
Minority Interest	-78,8	-90,8	-75,9	-54,7	-13,3	19,6	38,9
Net Income	**241,0**	**215,6**	**177,2**	**99,5**	**11,8**	**21,6**	**78,2**

REVENUES BY ACTIVITY - CONSOLIDATED (Million Euros)

	31/12/01	31/12/00	31/12/99	31/12/98	01/00 (%)	00/99 (%)	99/98 (%)
CONSTRUCTION	2.396,0	2.054,7	1.866,9	1.849,4	16,6	10,1	0,9
URBAN SANITATION	1.579,3	1.384,4	1.116,6	836,0	14,1	24,0	33,6
WATER AND URBAN RELATED ACTIVITIES	250,5	245,1	214,9	167,6	2,2	14,1	28,3
CEMENT	806,9	673,3	435,3	316,1	19,8	54,7	37,7
REAL ESTATE	0,0	0,0	124,0	104,1	0,0	-100,0	19,1
GRUCYCSA	213,4	181,2	156,7	130,1	17,8	15,6	20,5
INTERGROUP	-72,8	-70,8	-85,8	-100,2	2,8	-17,5	-14,4
TOTAL	**5.173,2**	**4.467,8**	**3.828,6**	**3.303,0**	**15,8**	**16,7**	**15,9**

REVENUES BY MARKETS - CONSOLIDATED (Million Euros)

	31/12/01	31/12/00	31/12/99	31/12/98	01/00 (%)	00/99 (%)	99/98 (%)
DOMESTIC	4.334,1	3.735,1	3.441,3	2.989,6	16,0	8,5	15,1
FOREIGN	839,1	732,7	387,3	313,4	14,5	89,2	23,6
TOTAL	**5.173,2**	**4.467,8**	**3.828,6**	**3.303,0**	**15,8**	**16,7**	**15,9**

Company contacts

Investor Relations Department

Iñigo Morenés Mariategui

C/ Federico Salmón, 13
28016 Madrid - Spain

Switchboard: Tfn : (34) 91 359.54.00
Fax: (34) 91 350.76.65

Direct: Tfn: (34) 91 359.32.63

e-mail: imorenes@fcc.es

II. English summary of the letter to the NCSMS, dated February 15, 2002, presenting Relevant Fact, regarding the company's handling license for the Brussels' Airport.
-Copy of Relevant Fact FCC Obtains the First Handling License for the Brussels' Airport

The company was chosen by SABENA to take over its license for passenger assistance, ramp and cargo (handling) that the airline possess at the Brussels' Airport and the decision was approved by the Brussels Airport. The service will begin in March 2002. For the year 2002 it is predicted that the Company will help give service to 14 million passengers and will manage 75,000 flights of more than 50 client airlines.

FCC CONSIGUE LA PRIMERA LICENCIA DE HANDLING DEL AEROPUERTO DE BRUSELAS

FCC, a través de su empresa especializada FCC Entorno Urbano, ha sido seleccionada por el organismo liquidador de la compañía SABENA para la transferencia de la Licencia de asistencia de pasajeros, rampa y carga (handling) que poseía la línea aérea en el Aeropuerto de Bruselas.

El organismo liquidador de la compañía aérea SABENA inició en noviembre del año pasado un proceso para hacer efectivos todos los activos de que disponía para hacer frente a los acreedores de la quiebra. Uno de los principales activos es la actividad de handling para la que se solicitaron ofertas a las principales compañías del mundo. En el día de ayer el Aeropuerto de Bruselas (BIAC) aprobó que sea FCC a la que se le traspase la licencia.

Junto con la transferencia de la licencia se adquiere la maquinara necesaria para la prestación del servicio y se trasfieren los clientes de actuales. Se estima una facturación anual de 100 millones de euros. El servicio se iniciará en marzo del 2002

En el aeropuerto de Bruselas hay concedidas dos licencias para el handling completo, la que tenía SABENA que ha adquirido FCC y la de otra compañía belga que opera en el Aeropuerto.

Para el año 2002 se prevé dar servicio a 14 millones de pasajeros y se manejarán 75.000 vuelos de las más de 50 líneas aéreas clientes. En el apartado de carga se pueden manejar hasta 200.000 toneladas, en una superficie disponible de almacén de 44.000 m2.

III. English summary of Relevant Fact submitted to the NCSMS on April 15, and Press Release in English, dated April 15, 2002, titled "Announcement of Statutory Merger of Portland Valderrivas, S.A. with and into Fomento de Constucciones y Contratas, S.A."

Relevant Fact announcing that the presidents of the board of directors of the Company and Portland Valderrivas, S.A ("Portland") have agreed to submit the merger Projects of both companies through the absorption of Portland, to their respective boards that will be meeting in the following days.

The exchange ratio that will be submitted for approval to the board of directors and the general committees of shareholders will be of six shares of the Company for five shares of Portland.

The Company and Portland belong to the same corporate group and thus there will be a simple redistribution of securities, without altering the decision making and control unit.

<u>HECHO RELEVANTE</u>

Los Presidentes de los Consejos de Administración de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. ("**F.C.C.**") y PORTLAND VALDERRIVAS, S.A. ("**PORTLAND VALDERRIVAS**") han acordado someter a sus respectivos Consejos de Administración que se reunirán en los próximos días, el proyecto de fusión de ambas compañías mediante la absorción de **PORTLAND VALDERRIVAS** por **F.C.C.**

La relación de canje que se someterá a la aprobación de los Consejos de Administración y posteriormente a las Juntas Generales de Accionistas de ambas compañías es la <u>de seis acciones de **F.C.C.** por cada cinco acciones de **PORTLAND VALDERRIVAS.**</u> Para fijar la relación de canje propuesta, que deberá ser objeto del preceptivo informe del experto independiente designado por el Registro Mercantil, **F.C.C.** ha contado con el asesoramiento del banco de inversiones Morgan Stanley y Portland Valderrivas ha contado con el asesoramiento del banco de inversiones Salomon Schroeders Smith Barney. La relación de canje representa una prima del 11,7% sobre la ecuación de canje derivada de las cotizaciones de **F.C.C.** y de **PORTLAND VALDERRIVAS** al cierre del 15 de abril de 2002, y del 17,3 %, 20,1% y 14,9% sobre la relación de canje derivada de la media de las cotizaciones durante los últimos tres, seis y doce meses, respectivamente. Esta operación supondrá la adquisición de un título de mucha mayor liquidez bursátil para los actuales accionistas minoritarios de **PORTLAND VALDERRIVAS.**

En relación con el Art. 4º de la Ley 24/1998 de 26 de Julio del Mercado de Valores, **F.C.C.** y **PORTLAND VALDERRIVAS** están integradas en un mismo grupo de sociedades desde el año 1992, a cuyo efecto se hace constar que más de la mitad más uno de los miembros del Consejo de Administración de **PORTLAND VALDERRIVAS** son consejeros o altos directivos de sociedades dominadas por el accionista último de control del grupo o la entidad concertada con el mismo, el grupo francés VIVENDI, por lo que, de acuerdo con lo previsto en el art. 2.2 del R.D. 1197/91 de 26 de julio de 1991, la operación contemplada resultará en una mera redistribución de valores entre las sociedades de un mismo grupo, sin alteración de la unidad de decisión o control.

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.	PORTLAND VALDERRIVAS, S.A.

Announcement of Statutory Merger of PORTLAND VALDERRIVAS, S.A. with and into Fomento de Construcciones y Contratas, S.A.

April 15, 2002 - The respective Chairmen of Fomento de Construcciones y Contratas, S.A. ("**F.C.C.**") and **PORTLAND VALDERRIVAS**, S.A. ("**PORTLAND VALDERRIVAS**"), Mr. Marcelino Oreja Aguirre and Mr. Rafael Martínez-Ynzenga Cánovas del Castillo, have agreed to present to their respective Boards of Directors, which will meet in the next few days, the Merger Project of **F.C.C.** and **PORTLAND VALDERRIVAS.**

F.C.C. and **PORTLAND VALDERRIVAS** are part of the same group of companies since 1992 and they consolidate their accounts by the global integration method since then. **F.C.C.** is controlled by B-1998, S.L., which owns a 57.06% stake. B-1998, S.L. is owned by Esther Koplowitz with a 51% stake and by the French Vivendi Environnement with the remaining 49%. Following the completion of the merger, B-1998, S.L. will retain control of **F.C.C.** with a shareholding above 52%.

Key Aspects of the Merger

The merger of **PORTLAND VALDERRIVAS** with and into **F.C.C.** will materialise through the exchange of shares upon which the shareholders of **PORTLAND VALDERRIVAS** will receive six shares of **F.C.C.** in exchange of every five shares of **PORTLAND VALDERRIVAS**.

The proposed exchange ratio represents a premium of 11.7% over the exchange ratio calculated using the closing prices of **PORTLAND VALDERRIVAS** and **F.C.C.** as of April 15, 2002, and a premium of 17.3%, 20.1% and 14.9% over the exchange ratios calculated using the average share prices of both companies in the last three, six and twelve months, respectively.

From an accounting perspective, and once the merger is approved by the Shareholders Meetings, the transaction will have retroactive effects as from January 1, 2002. The new shares to be issued will participate in the social gains from the moment the merger is completed, which is estimated to happen in August 2002. As a result, the first dividends that the new shareholders will have the right to receive will be those corresponding to the 2002 fiscal year.

Following the approval of the merger by the Boards of Directors of **F.C.C.** and **PORTLAND VALDERRIVAS**, the companies will request from the Mercantile Register the appointment of an Independent Expert. Once the report prepared by the Independent Expert is issued and the rest of the necessary documents to be made available to the shareholders are ready, the companies will call in their respective Shareholders Meetings in order to approve the merger. These Shareholders Meetings are estimated to take place before June 30, 2002. The merger is expected to be completed by August 2002.

Transaction Rationale

At present, **F.C.C.** owns 48.22% of **PORTLAND VALDERRIVAS**, which in turn owns 58.84% of Cementos Portland, S.A. and 80% of Torre Picasso. Once the proposed merger is completed, the current structure will be notably simplified, following the removal of the intermediary holding company (**PORTLAND VALDERRIVAS**). Similarly, the merger allows **F.C.C.** to increase its direct economic participation in the company's cement activity. In addition, the merger allows to move Torre Picasso to the **F.C.C.**'s level, providing the parent company with greater flexibility in the management of the building.

As a result of this transaction, **F.C.C.** expects to increase significantly its earnings per share ("EPS") in the following years. Based on FCC's own estimates, the EPS would increase by around 4%-5% in year 2002 (assuming accounting of the merger from January 1, 2002) and by around 6%-7% in 2003.

Mr. Marcelino Oreja, Chairman of **F.C.C.**, has stated:

*"The merger of **F.C.C.** and **PORTLAND VALDERRIVAS** has strong operating and financial rationale. The transaction allows for the simplification of the current holding structure and the increase of the economic participation in our cement activities, which we carry out through Cementos Portland. From a financial standpoint, the merger results in a substantial increase of F.C.C.'s earnings per share during the next few years.*

*As a result of this merger, the current shareholders in **PORTLAND VALDERRIVAS** will become shareholders in a company with significant revaluation potential, while increasing significantly the liquidity of their shares. Furthermore, the proposed exchange ratio represents a significant premium over the exchange ratios prevailing in the market in previous months."*

Morgan Stanley and Schroeder Salomon Smith Barney have acted as financial advisors to **F.C.C.** and **PORTLAND VALDERRIVAS**, respectively.

Information on F.C.C.

With a market capitalisation of Euro 3,243 million as of April 15, 2002, **F.C.C.** is Spain's leading construction and services group, in terms of revenues and net income. Apart from its construction business, **F.C.C.** is also present in other sectors, such as services, cement and real estate. **F.C.C.** is controlled by B-1998, S.L., which owns 57.06%. B-1998, S.L. is 51% owned by Esther Koplowitz and 49% by Vivendi Environnement.

F.C.C.'s activities in services are focused on the segments of environmental and urban services (water and waste treatment, waste collection), where **F.C.C.** is the leading company in Spain. F.C.C. is also present in real estate through its 45.75% stake in Realia and its stake in Torre Picasso, the latter through **PORTLAND VALDERRIVAS**, as well as in other activities through Grucycsa.

In 2001, **F.C.C.**'s revenues breakdown by business area was as follows: 46% construction, 35% services, 15% cement and 4% Grucycsa. In terms of operating profit (EBIT before goodwill amortisation), the breakdown is as follows: 19% construction, 39% services, 40% cement and 2% Grucycsa.

As of December 31, 2001, **F.C.C.**'s revenues amounted to Euro 5,173 million, with an operating cash flow (EBITDA) of Euro 704 million, and operating profit (EBIT before goodwill amortisation) of Euro 476 million, profit before taxes of Euro 470 million and profit after taxes and before minorities of Euro 320 million.

Information on PORTLAND VALDERRIVAS

PORTLAND VALDERRIVAS is a holding company, whose main assets are its stake of 58.84% (direct and indirect) in Cementos Portland, the second largest cement company in Spain, and its 80% stake in Torre Picasso. Additionally, **PORTLAND VALDERRIVAS** has a 2.91% stake in Realia and a 11.24% stake in Grucycsa, a holding company with activities in a number of sectors, such as hotels, security services and logistics, amongst others.

As of April 15, 2002, **PORTLAND VALDERRIVAS** had a market capitalisation of Euro 632 million. For the year ended December 31, 2001, consolidated revenues amounted to Euro 807 million, EBITDA to Euro 267 million, EBIT (before goodwill amortisation) to Euro 181 million, profit before taxes to Euro 154 million and profit after taxes and before minorities to Euro 100 million.

Madrid, April 15, 2002

IV. Press Release dated April 19, 2002, titled " Board of Directors of Fomento de Construcciones y Contratas, S.A. and Portland Valderrivas , S.A. approve their Merger Project".

The Boards of Directors of FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. and PORTLAND VALDERRIVAS, S.A. approve their Merger Project

April 19, 2002 – The Boards of Directors of **FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. ("F.C.C.")** and **PORTLAND VALDERRIVAS, S.A. ("PORTLAND VALDERRIVAS")**, which met on April 18 and 19, 2002, respectively, have approved the Merger Project of **PORTLAND VALDERRIVAS, S.A.** with and into **F.C.C.**

Key Aspects of the Merger

The merger of **PORTLAND VALDERRIVAS** with and into **F.C.C.** will materialise through the exchange of shares upon which the shareholders of **PORTLAND VALDERRIVAS** will receive six shares of **F.C.C.** in exchange of every five shares of **PORTLAND VALDERRIVAS**.

The Boards of Directors of **PORTLAND VALDERRIVAS** and **F.C.C.** have agreed to call in their respective Shareholders Meetings to submit the merger to their approval in the last week of June 2002.

From an accounting perspective, the merger will have retroactive effects as from January 1, 2002. The first dividends that the new shareholders will have the right to receive will be those corresponding to the 2002 fiscal year.

Morgan Stanley and Schroder Salomon Smith Barney have acted as financial advisors to **F.C.C.** and **PORTLAND VALDERRIVAS**, respectively.

Madrid, April 19, 2002

19/7/02.

Los Consejos de Administración de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. y de PORTLAND VALDERRIVAS, S.A. aprueban el Proyecto de Fusión

19 de abril de 2002 – Los Consejos de Administración de **FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.** (**"F.C.C."**) y de **PORTLAND VALDERRIVAS, S.A.** (**"PORTLAND VALDERRIVAS"**), que se reunieron respectivamente los días 18 y 19 de abril de 2002, han aprobado el Proyecto de Fusión mediante la absorción de **PORTLAND VALDERRIVAS, S.A.** por **F.C.C.**

Aspectos Relevantes de la Fusión

La fusión de **F.C.C.** con **PORTLAND VALDERRIVAS** se instrumentará mediante un canje de acciones de acuerdo con el cual los accionistas de **PORTLAND VALDERRIVAS** recibirán seis acciones de **F.C.C.** por cada cinco acciones de **PORTLAND VALDERRIVAS**.

Los Consejos de Administración de **PORTLAND VALDERRIVAS** y de **F.C.C.** han acordado convocar sus respectivas Juntas Generales de accionistas para someter la fusión a la aprobación de los accionistas en la última semana de junio de 2002.

La fusión tendrá efectos contables con carácter retroactivo desde el 1 de enero de 2002. Los primeros dividendos que empezarán a cobrar los titulares de las nuevas acciones a emitir serán aquellos con cargo al ejercicio del 2002.

Morgan Stanley y Schroder Salomon Smith Barney han actuado como asesores financieros de **F.C.C.** y de **PORTLAND VALDERRIVAS**, respectivamente, en esta operación.

Madrid, a 19 de abril de 2002

V. Company's results for the first quarter of 2002, which were filed with the NCSMS on May 16, 2002.


GRUPO
FCC
2002 RESULTS
1ST QUARTER

RESULTS AS OF 31ST MARCH, 2002

I – HIGHLIGHTS

	Mar-01	% var
Net Revenues	1.225,4	8,7 %
Gross Operating Profit (EBITDA)	164,0	10,1 %
Net Operating Profit (EBIT)	102,8	4,2 %
Ordinary Income	92,7	5,9 %
Income before Taxes	96,5	7,9 %
Net Income	49,1	3,5 %

	Dec-01	% change
Order Book	14.230,1	10,9 %
Capex	122,3	78,0 %
Cash Flow	114,8	4,1 %

MAIN FACTS

- **Net revenues increase by 8,7%, mainly due to the good performance of the Services division (+12,4%).**
- **Gross operating profit grows by 10,1% improving its margin over sales up to 13,4%.**
- **EBITDA margins of the strategic business, with the exception of the cement division, present a substantial increase.**
- **Total Order Book reaches 14.230,1 million Euro, representing an increase of 10,9%.**
- **Capex grows by 78%, up to 122,3 million Euro.**
- **The Board of Directors of F.C.C and Portland Valderrivas, have approved the Merger Project of Portland Valderrivas with and into F.C.C.**

II. PROFIT & LOSS ACCOUNT AND BALANCE SHEET

(MILLION EURO)

	Mar-02	Mar-01	%ch	% sales Mar-02	% sales Mar-01
Net Revenues	1225,4	1.126,9	8,7%	100%	100%
Other Revenues	27,2	23,1	17,9%	2,2%	2,0%
Operating Expenses	(1.088,6)	(1.001,1)	8,7%	(88,8%)	(88,8)%
Operating and External Expenses	(741,8)	(672,2)	10,4%	(60,5%)	(59,6)%
Personnel Expenses	(346,8)	(328,9)	5,4%	(28,3%)	(29,2)%
Gross Operating Profit	164,0	148,9	10,1%	13,4%	13,2%
Depreciation-amortization	(50,3)	(44,1)	14,1%	(4,1)%	(3,9)%
Variation Operating provisions	(9,8)	(5,0)	95,3%	(0,8)%	(0,4)%
Reversion Fund Provision	(1,1)	(1,2)	(4,7%)	(0,1)%	(0,1)%
Net Operating Profit	102,8	98,7	4,2 %	8,4%	8,8%
Net Financial Results	(12,0)	(13,8)	-13,0%	(1,0)%	(1,2)%
Goodwill Amortization	(7,0)	(6,1)	14,8%	(0,6)%	(0,5)%
Income from Associates (Equity Method)	8,9	8,8	1,8 %	0,7%	0,8%
Ordinary Income	92,7	87,5	5,9 %	7,6%	7,8%
Net Extraordinary Results	3,8	1,9	95,8 %	0,3%	0,2
Income Before Taxes	96,5	89,4	7,9 %	7,9%	7,9%
Taxes	(29,2)	(27,1)	7,6 %	(2,4)%	(2,4)%
Net Income before Minority Interests	67,3	62,3	8,0 %	5,5%	5,5%
Minority Interests	(18,2)	(14,9)	22,3 %	(1,5)%	(1,3)%
Net Income	49,1	47,4	3,5 %	4,0%	4,2%

1. Net revenues: + 8,7 %

	Mar-02	Mar-01	% change	%/Total
Construction	570,5	543,0	5,1%	46,0%
Services	365,0	324,8	12,4%	29,5%
Urban Activities	61,8	62,8	(1,5)%	5,0%
Cement	193,9	165,2	17,4%	15,6%
Grucycsa	48,0	46,5	3,3%	3,9%
Intragroup	(13,8)	(15,3)	(10,1)%	
TOTAL	1.225,4	1.126,9	8,7%	100%

Total sales increase by 8,7%, with a especial contribution from the Services (+12,4%) and Cement (17,4%) areas.

Geographical breakdown shows an important increase in the contribution of the international activity, which represents a 12,9% of total sales.

				% sales	
	Mar-02	Mar-01	%ch	Mar-02	Mar-01
Domestic	1.067,6	999,1	6,9%	87,1%	88,7%
International	157,8	127,8	23,5%	12,9%	11,3%
TOTAL	1.225,4	1.126,9	5,1%	100%	100%

2. Operating Expenses: + 8,7%

Total Operating Expenses show an 8,7% growth, in line with revenues increase. Personnel expenses grow by 5,4%, while Operating charges increase by 10,4%.

3. EBITDA: + 10,1 %

Gross Operating Profit (EBITDA) reached 164 million Euro, representing a 10,1% increase and a 13,4% margin compared to a 13,2% in March 2001.

EBITDA BY ACTIVITIES (CONSOLIDATED)

	Mar-02	% Total	Mar-01	%/Total
Construction	26,2	16,0%	23,7	15,9%
Services	55,9	34,1%	45,1	30,3%
Urban Activities	14,9	9,1%	17,7	11,9%
Cement	61,0	37,2%	55,6	37,3%
Grucycsa	2,3	1,4%	2,5	1,7%
Other	3,7	2,3%	4,5	3,0%
TOTAL	164,0	100%	148,9	100%

Contribution by activities remains almost at the same level. Services increases its contribution from 30,3% up to 34,1% whilst Urban Activities reduces it from 11,9% to 9,1% as the Industrial Waste Activities have been reclassified into the Services Division.

4. EBIT: + 4,2 %

Net Operating Profit (EBIT) improves by 4,2% up to 102,8 million Euro, despite the considerable growth of provisions (9,8 million Euro) which represent 0,8% of sales compared to 0,4% last year.

EBIT BY ACTIVITIES (CONSOLIDATED)

	Mar-02	% Total	Mar-01	%/Total
Construction	19,2	18,7%	16,5	16,7 %
Services	28,1	27,3%	26,3	26,6 %
Urban Activities	8,9	8,7%	11,7	11,9 %
Cement	40,6	39,5%	35,8	36,2 %
Grucycsa	1,0	1,0%	1,6	1,7 %
Other	5,0	4,9%	6,8	6,9 %
TOTAL	102,8	100%	98,6	100 %

5. Ordinary income: + 5,9 %

Ordinary Income grows by 5,9% reaching 92,7 million Euro. Fianancial expenses decrease by 13% while goodwill amortization shows an increase of 14,8%, due to Ekonor acquisition.

6. Income before taxes: + 7,9 %

Income before taxes reaches 96,5 million Euro, which represents a 7,9% increase and a 7,9% margin over sales. Extraordinary results totalled 3,8 million of Euro.

7. Net income: + 3,5 %

Attributable Net Income increased by 3,5% up to 49,1 million Euro. Minoritaries grew by 22,3%, due to the excellent performance of Cement results.

CONSOLIDATED BALANCE SHEET

	Mar-02	Mar-01	% ch
Unpaid Capital	***1,6***	***0,9***	***72,8%***
Fixed and Non Current Assets	***2.531,3***	***2.261,8***	***11,9%***
Start up Expenses	12,6	15,8	(20,1%)
Intangible Assets	425,6	325,8	30,6%
Tangible Fixed Assets	1.454,1	1.274,6	14,1%
Financial Investments	614,1	620,7	(1,1)%
Shares of the controlling company	24,9	24,9	0,0%
Goodwill in Consolidation	***372,7***	***322,8***	***15,5%***
Deferred Charges	***35,2***	***17,8***	***98,2%***
Current Assets	***3.185,4***	***2.842,5***	***12,1%***
Inventories	350,6	315,3	11,2%
Accounts Receivable	2.190,7	1.854,7	18,1%
Short Term Financial Investments	378,6	418,1	(9,4)%
Cash	239,6	229,4	4,5%
Accrual Accounts	25,9	25,1	3,2%
Assets=Liabilities and Shareholder's Equity	**6.126,2**	**5.445,8**	**12,5%**
Shareholder´s Equity	***1.308,8***	***1.128,5***	***16,0%***
I. Common Capital	120,1	120,1	*0,0%*
II. Reserves	563,8	522,5	*7,9%*
III. Reserves from consolidated companies	572,0	431,8	*32,5%*
IV. Translation Differences	3,8	6,7	*(43,4%)*
V. Income allocable to controlling company	49,1	47,4	*3,5%*
VI. Interim Dividends	0,0	0,0	*N/A*
Minority Interests	***637,4***	***582,6***	***9,4%***
Negative Difference on Consolidation	***37,2***	***37,1***	***0,3%***
Deferred Revenues	***39,9***	***39,0***	***2,3%***
Provisions for Risks and Expenses	***241,8***	***239,8***	***0,8%***
Long Term Debt	***740,7***	***764,9***	***(3,2)%***
Loans and Bank Debt	540,4	573,9	(5,8)%
Other Long Term Liabilities	200,3	190,9	4,9%
Current Liabilities	***2.980,8***	***2.516,0***	***18,5%***
Loans and Bank Debt	513,8	381,7	34,6%
Accounts Payable	1.801,3	1.551,0	16,1%
Operating Provisions	663,1	582,0	13,9%
Accrual Accounts	2,6	1,4	89,5%
Short Term Provisions	***139,6***	***137,9***	***1,2%***

Assets

On the assets side, we should highlight the 11,9% increase in fixed assets coming from capital expenditures in equipment and intangible assets.

Liabilities

Net debt position reached 508,8 million Euro, which represents a leverage ratio of 27,99%.

	Mar-02
Short Term Debt	**(513,8)**
Long Term Debt	**(540,4)**
Limited Recourse Debt	**(72,8)**
Cash and STFI	**618,2**
Net Position	**(508,8)**

CASH FLOW

	Mar-02	Mar-01	% change
Net Ordinary Profit	**63,5**	**61,1**	**3,9%**
Depreciation	**57,2**	**50,2**	**13,9%**
Profit from companies (Equity Method)	**(8,9)**	**(8,8)**	**1,8%**
Other	**3,0**	**7,8**	**(61,5)%**
TOTAL	**114,8**	**110,4**	**4,0%**

III. BUSINESS AREAS ANALYSIS

1. CONSTRUCTION

➢ RESULTS

	Mar-02	Mar-01	% change
NET REVENUES	**570,5**	**543,0**	**5,1%**
EBITDA	**26,20**	**23,7**	**10,7%**
EBITDA margin	**4,6%**	**4,4 %**	
EBIT	**19,2**	**16,5**	**16,3%**
EBIT margin	**3,4%**	**3,0 %**	

Net sales reach **570,5 million Euro**, increasing by 5,1% from last year strong levels of activity. It is important to note the **54,1% growth** in **international sales.** As a result, domestic activity accounts for 94% of construction revenues compared to 95,9% during last year

	Mar-02	% total	Mar-01	% total	% change
DOMESTIC	**536,1**	**94,0%**	**520,7**	**95,9 %**	**3,0%**
INTERNATIONAL	**34,4**	**6,0%**	**22,3**	**4,1 %**	**54,1%**

➢ PROFITABILITY

Gross Operating profit shows an important growth, increasing by 10,7% up to 26,2 million Euro, and improving its margin over sales from 4,4% to **4,6%.**

EBIT margin also shows a good performance from 3,0% to **3,4%. Net Operating profit** reaches 19,2 million Euro, which means a 16,3% increase from last year.

ORDER BOOK AND CAPEX

	Mar-02	Mar-01	% change	Dec-01	% change
ORDER BOOK	**3.162,9**	**3.038,6**	**4,1%**	**2.947,1**	**7,3%**
CAPEX	**12,0**	**3,4**	**252,9%**	**–**	**–**

Order Book increase by 4,1% and 7,3% compared to the same period last year and to December respectively representing a **record figure** of 3.162,9 million Euro and 15,8 months of activity.

Capex adds up to 12 million Euro, mainly employed in the acquisitions of equipment and machinery.

2. SERVICES

➢ RESULTS

	Mar-02	Mar-01	% change
NET REVENUES	**365,0**	**324,8**	**12,4%**
EBITDA	**55,9**	**45,1**	**23,9%**
EBITDA Margin	**15,3%**	**13,9%**	
EBIT	**28,1**	**26,3**	**6,9%**
EBIT Margin	**7,7%**	**8,1%**	

Services area continues to show a solid growth rate of **12,4%** mainly supported by Water Management (+19,5%).

	Mar-02		
	Net Revenues	% Ch.	%/Total division
WATER	**86,1**	**19,5%**	**23,6%**
URBAN SANITATION	**210,9**	**5,0%**	**57,8%**
INTERNATIONAL	**53,1**	**2,2%**	**14,5%**
INDUSTRIAL WASTE	**15,0**	**N/A**	**4,1%**

The moderate growth rate of International activity (+2,3%) is directly related to the slower growth in Latin-America, and especially in Argentina.

➢ GEOGRAPHICAL BREAKDOWN


República Dominicana 2,8%
Brasil 2,6%
Chile 2,1%
Portugal 0,6%
Puerto Rico 30,7%
Colombia 5,1%
México 5,3%
Francia 5,5%
Argentina 7,2%
Venezuela 18,1%
Reino Unido 20,2%

	Mar-02	% total	Mar-01	% total	% change
DOMESTIC	**311,9**	**85,5%**	**272,9**	**84,0%**	**14,3%**
INTERNATIONAL	**53,1**	**14,5%**	**51,9**	**16,0%**	**2,3%**

➢ PROFITABILITY

Gross Profit increases by **23,9%** thanks to a higher level of activity and the better evolution of operational margins. **EBITDA** improves by 140 basic points, up to **15,3 %**.

Net Profit reaches **28,1** million Euro, meaning a 6,9% rise. **EBIT** margin was 7,7% due to the higher provisions (7,2 million Euro) mainly coming from the Water Division. Nevertheless, the effect of such increase will be diluted during the year.

➢ ORDER BOOK AND CAPEX

	Mar-02	Mar-01	% change
ORDER BOOK	**10.744,1**	**9.381,4**	**14,5%**
CAPEX	**68,0**	**33,1**	**105,4%**

The Services Order Book grows by 14,5 %, accounting for 75,5% of the Group's total order book.

Capex amounts to 68 million Euro, doubling last year's figures. It is worthy to mention the 11,7 million Euro invested in the acquisition of Aguas de Formentera.

3. URBAN ACTIVITIES

➢ RESULTS

Net revenues of this area show a slight decrease due to the before mentioned **reclassification** of the **Industrial Waste Management activity**. In a like-for-like basis, net revenues in urban activities would have shown an **8,8%** increase compared to last year's figures.

	Mar-02	Mar-01	% change
NET REVENUES	61,8	62,8	(1,5)%
EBITDA	14,9	17, 7	(15,7)%
EBITDA Margin	24,1%	28,2%	
EBIT	8,9	11,7	(23,9)%
EBIT Margin	14,4%	18,6%	

By business areas, we have to point out the 15,1% increase in **Handling** activities, and the 175,4% growth in **Transport** as Transportes Portillo is now included in this area. **MOT´s** figures decrease because of the Argentinian crisis, as it shows a significant growth of 11% in domestic sales.

	Mar-02		
	Net Revenues	% Ch.	%/Total division
SEWAGE AND MAINTENANCE	10,6	6,6%	17,2%
URBAN FIXTURES (CEMUSA)	17,7	7,4%	28,7%
MOT	8,2	(12,2)%	13,2%
PARKINGS	8,7	(0,2)%	14,1%
HANDLING	12,3	15,1%	19,9%
TRANSPORT	4,2	175,4%	6,8%

➢ SALES CONTRIBUTION BY GEOGRAPHIC AREA

Domestic sales go slightly down, due to the deconsolidation of Waste Management activities.

	Mar-02	% total	Mar-01	% total	% change
DOMESTIC	54,3	87,9%	54,3	86,6 %	(0,1)%
INTERNATIONAL	7,5	12,1%	8,4	13,4 %	(10,9)%

International activity decreases by 10,9 %, due to the above-mentioned slowdown of MOT in Argentina, and also to the termination of the handling operations in Miami´s Airport.

- **PROFITABILITY**

EBITDA margin is reduced to 24,1%, consequence of the starting up of urban fixture activities in Genoa and Parma.

For the same reason, **EBIT margin** decrease to 14,4%.

- **ORDER BOOK AND CAPEX**

	Mar-02	Mar-01	% change
ORDER BOOK	**65,6**	**182,2**	**(64,0)%**
CAPEX	**13,8**	**7,8**	**76,9%**

The transfer of the Waste Management division to the Services area explains, once again, the order book reduction.

4. CEMENT

- **RESULTS**

	Mar-02	Mar-01	% change
NET REVENUES	**193,9**	**165,20**	**17,4%**
EBITDA	**61,0**	**55,6**	**9,7%**
EBITDA Margin	**31,5%**	**33,7 %**	
EBIT	**40,6**	**35,8**	**13,4%**
EBIT Margin	**20,9%**	**21,7%**	

Net revenues of the Cement division increased by **17,4 %** due to the global consolidation of CDN-USA and to a difference in the way revenues coming from Giant Cement are accounting. In a **like-for-like basis**, growth would have been of **11,8%.**

Domestic sales rise by 11,6% while **international ones,** without the effects previously mentioned, **increased by 12,5%.**

	Mar-02	% total	Mar-01	% total	% change
DOMESTIC	138,5	71,4%	124,1	75,1 %	11,6%
INTERNATIONAL	55,4	28,6%	41,1	24,9 %	34,7%

> **PROFITABILITY**

Gross Operating Profit reaches 61 million Euro, which represents a **9,7%** increase. **EBITDA margin decreases to 31,5%,** due to the higher contribution of international activities, with lower margins, the increase in transport costs and the growing of clinker and concrete sales, with lower profitability. **EBIT margin** shows the same pattern and **decrease to 20,9%.**

> **CAPEX**

	Mar-02	Mar-01	% change
CAPÈX	22,8	22,3	2,2%

5. GRUCYCSA

> **RESULTS**

	Mar-02	Mar-01	% change
NET REVENUES	48,0	46,5	3,3%
EBITDA	2,3	2,5	(6,4)%
EBITDA Margin	4,8%	5,3%	
EBIT	1,0	1,6	(38,6)%
EBIT Margin	2,1%	3,5%	

Net revenues in Grucycsa increased by 3,3% in this period. By business areas, we must highlight the 26,1% rise in Security, and the 6,3% in Electricity.

	Mar-02 Net Revenues	% Ch.	%/Total division
ELECTRICITY	10,1	6,4%	21,0%
AIR CONDITIONING	6,1	(3,0)%	12,6%
VEHICLES	2,0	(19,0)%	4,2%
LOGÍSTICS	23,1	0,5%	48,1%
SECURITY	6,8	26,1%	14,2%

The breakdown between domestic and international sales is as follows:

	Mar-02	% total	Mar-01	% total	% change
DOMESTIC	40,5	84,4%	42,5	91,4%	(4,6%)
INTERNATIONAL	7,5	15,6%	4,0	8,6%	87,0%

➢ PROFITABILITY

Gross Operating profits decrease by 6,4% as a consequence of the lower contribution of logistic activities.

Net Operating profits are reduced by 38,6% due to the amortization increase derived from the investments done as well as the provision increase within the logistic area.

➢ ORDER BOOK AND CAPEX

	Mar-02	Mar-01	% change
ORDER BOOK	257,5	231,7	11%
CAPEX	2,5	0,9	178%

IV. STOCK MARKET DATA

SHARE PERFORMANCE

	Last	High	Low	Volume (*)
1997	17,43	19,08	8,26	130.907
1998	31,70	34,08	16,53	253.770
1999	20,20	37,50	19,00	319.086
2000	20,20	24,75	15,05	294.515
2001	23,25	25,88	18,70	193.793
2002 (**)	28,03	28,97	23,20	391.558

(*) Daily average of traded shares
(**) Figures as of May the 9th, 2002

FCC AND IBEX EVOLUTION 2001 - 2002


50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
FCC + 38,8 %
IBEX - 11,7 %
01/01/2001
01/02/2001
01/03/2001
01/04/2001
01/05/2001
01/06/2001
01/07/2001
01/08/2001
01/09/2001
01/10/2001
01/11/2001
01/12/2001
01/01/2002
01/02/2002
01/03/2002
01/04/2002
01/05/2002

DIVIDEND POLICY

	2001	2000	1999	1998	1997	1996
Interim	0,28	0,25	0,16	0,09	0,075	0,07
Final	0,24	0,22	0,13	0,075	0,05	0,045
Total	0,52	0,47	0,29	0,165	0,125	0,115

V. RELEVANT EVENTS

15th of April, 2002

The respective Chairmen of Fomento de Construcciones y Contratas, S.A. ("**F.C.C.**") and Portland Valderrivas, S.A. ("**PORTLAND VALDERRIVAS**") have agreed to present to their respective Boards of Directors, which will meet in the next few days, the Merger Project of **F.C.C.** and **PORTLAND VALDERRIVAS.**

The exchange ratio that will be presented, first to the Board of Directors and then to the Annual Shareholders Meeting will be six shares of F.C.C. in exchange of every five shares of PORTLAND VALDERRIVAS. In order to establish the exchange ratio, that need to be ratify by the independent expert appointed by the Mercantile Register, Morgan Stanley and Schroder Salomon Smith Barney have acted as financial advisors to **F.C.C.** and **PORTLAND VALDERRIVAS**, respectively. The exchange ratio represents a premium of 11.7% using the closing prices of PORTLAND VALDERRIVAS and F.C.C. as of April 15, 2002 and a 17,3 %, 20,1% and 14,9% premium respectively compared to the closing price of the last three, six and twelve months. This transaction will allow current minorities of **PORTLAND VALDERRIVAS** to exchange their shares for ones with a higher liquidity.

In relation to Article 4 of the 24/1998 Spanish Stock Exchange Law, dated July the 26th, **F.C.C.** and **PORTLAND VALDERRIVAS** are part of the same group of companies since 1992. More than 50% of the Members of the Board of Directors for **PORTLAND VALDERRIVAS** are also Members of the Board or Top Managers for companies controlled by the group's key shareholder or its partner company, the French Group VIVENDI. Therefore, and according to article 2.2 of the Royal Decree 1197/91, dated July the 26th 1991, the merger will result on a simple re-distribution of shares among companies belonging to the same group, without effects on the controlling structure.

19th of April, 2002

The Boards of Directors of Fomento de Construcciones y Contratas, S.A. ("**F.C.C.**") and Portland Valderrivas, S.A ("**PORTLAND VALDERRIVAS**"), which met on April 18 and 19, 2002, respectively, have approved the Merger Project of **PORTLAND VALDERRIVAS**, with and into **FCC** as well as the Administrators Reports. The Merger Projects will be immediately sent to the Mercantile Register for the designation of an Independent Expert.

The Boards of Directors of **FCC** and **PORTLAND VALDERRIVAS** have also agreed to call on their respective Shareholder´s Meetings to submit the merger project to their approval on the 28th and 29th of June, 2002, respectively.

As was informed, the merger will materialize through the exchange of shares upon which the shareholder´s of **PORTLAND VALDERRIVAS** will receive six shares of **F.C.C** in exchange of every five shares of **PORTLAND VALDERRIVAS**.

The Merger Projects as well as the Administrators´ Reports, approved by both Boad of Directors, will be made available to shareholders, as legally required, when the Annual General Meeting will be publicly called.

HISTORIC DATA - GROUP FCC

CONSOLIDATED STATEMENT OF INCOME (Million Euros)

	31/12/01	31/12/00	31/12/99	31/12/98	01/00 (%)	00/99 (%)	99/98 (%)
Net Revenues	**5.173,2**	**4.467,8**	**3.828,6**	**3.303,0**	**15,8**	**16,7**	**15,9**
Other operating revenues and in-house work on fixed assets	110,5	106,5	92,4	89,9	3,8	15,2	2,8
Variation in finished products and work-in process inventories	27,4	11,8	55,7	-29,4	132,7	-78,9	-289,6
Total Operating Revenues	**5.311,2**	**4.586,1**	**3.976,7**	**3.363,5**	**15,8**	**15,3**	**18,2**
Operating and External Expenses	-3.220,5	-2.690,4	-2.327,4	-1.984,6	19,7	15,6	17,3
Personnel Expenses	-1.386,3	-1.269,0	-1.094,7	-951,7	9,2	15,9	15,0
Gross Operating Profit	**704,3**	**626,7**	**554,6**	**427,2**	**12,4**	**13,0**	**29,8**
Amortization and Provision Reversion	209,9	189,0	-151,2	-126,7	11,1	-225,0	19,4
Variation in Operating Provision	18,6	3,9	-12,6	-38,4	378,8	-130,9	-67,3
Net Operating Profit	**475,8**	**433,8**	**390,9**	**262,0**	**9,7**	**11,0**	**49,2**
Financial Revenues	39,9	60,8	41,3	47,0	-34,5	47,3	-12,2
Financial Expenses	-84,8	-102,6	-64,1	-61,7	-17,4	60,1	3,8
Variations in Financial Investments	-5,7	-1,8	-1,0	-0,1	208,6	89,4	973,3
Amortization of Goodwill	-27,7	-36,9	-104,8	-39,3	-24,9	-64,8	166,9
Profit from Companies (equity method)	36,6	38,6	22,2	17,4	-5,0	73,6	27,7
Profit from Ordinary Activities	**434,1**	**391,9**	**284,5**	**225,4**	**10,8**	**37,7**	**26,2**
Net Extraordinary Results	35,8	55,2	101,7	2,6	-35,2	-45,7	3.817,8
Income before taxes	**469,9**	**447,1**	**386,3**	**228,0**	**5,1**	**15,7**	**69,4**
Corporate Income Taxes	-150,1	-140,6	-133,1	-73,9	6,7	5,7	80,2
Rate (%)	31,9	31,5	34,5	32,4	1,6	-8,7	6,4
Net Income before Minority Interests	**319,8**	**306,5**	**253,2**	**154,2**	**4,4**	**21,0**	**64,2**
Minority Interest	-78,8	-90,8	-75,9	-54,7	-13,3	19,6	38,9
Net Income	**241,0**	**215,6**	**177,2**	**99,5**	**11,8**	**21,6**	**78,2**

REVENUES BY ACTIVITY - CONSOLIDATED (Million Euros)

	31/12/01	31/12/00	31/12/99	31/12/98	01/00 (%)	00/99 (%)	99/98 (%)
CONSTRUCTION	2.396,0	2.054,7	1.866,9	1.849,4	16,6	10,1	0,9
URBAN SANITATION	1.579,3	1.384,4	1.116,6	836,0	14,1	24,0	33,6
WATER AND URBAN RELATED ACTIVITIES	250,5	245,1	214,9	167,6	2,2	14,1	28,3
CEMENT	806,9	673,3	435,3	316,1	19,8	54,7	37,7
REAL ESTATE	0,0	0,0	124,0	104,1	0,0	-100,0	19,1
GRUCYCSA	213,4	181,2	156,7	130,1	17,8	15,6	20,5
INTERGROUP	-72,8	-70,8	-85,8	-100,2	2,8	-17,5	-14,4
TOTAL	**5.173,2**	**4.467,8**	**3.828,6**	**3.303,0**	**15,8**	**16,7**	**15,9**

REVENUES BY MARKETS - CONSOLIDATED (Million Euros)

	31/12/01	31/12/00	31/12/99	31/12/98	01/00 (%)	00/99 (%)	99/98 (%)
DOMESTIC	4.334,1	3.736,1	3.441,3	2.989,6	16,0	8,5	15,1
FOREIGN	839,1	732,7	387,3	313,4	14,5	89,2	23,6
TOTAL	**5.173,2**	**4.467,8**	**3.828,6**	**3.303,0**	**15,8**	**16,7**	**15,9**

Company contacts:

Investor Relations Department

Iñigo Morenés Mariategui
Alfonso Barona
Carmen Reina

C/ Federico Salmón, 13
28016 Madrid - Spain

Switchboard: Tfn : (34) 91 359.54.00
Fax: (34) 91 350.76.65

Direct: Tfn: (34) 91 359.32.63

e-mail: imorenes@fcc.es
abaronam@fcc.es
creinapl@fcc.es

VI. English summary of the letter to the NCSMS dated May 24, 2002, presenting subjects to be discussed at the shareholders meeting on June 28.
-Copy of the general meeting of shareholders' order of the day, submitted with letter.

Letter informing the CSMS that the following topics will be discussed at the shareholders meeting:

A. Annual accounts, administrative reports and auditing report of the Company and Portland Valderrivas ("Portland") for the 2001 fiscal year.

B. Report from the board of directors of the Company in regards to the proposition of increasing capital stock.

C. Merger documents of the Company and Portland:

1. Merger Project

2. Experts' report regarding the Merger Project

3. Report from the Managers of the Company and Portland regarding the Merger Project.

4. Annual reports and administrative reports of the two companies for the last three fiscal years as well as the corresponding auditors' reports.

5. Merger balances of the Company and Portland, verified by the auditors and the auditors' report.

6. Text of the modifications to be introduced into the bylaws of the Company as a result of the merger.

7. Effective Bylaws of the Company and Portland.

8. Information about the managers of both companies.

D. The Company's board of directors' report regarding the proposition agreement to reduce capital stock.

E. Fairness Opinions of the advising banks.

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

CONVOCATORIA DE JUNTA GENERAL ORDINARIA DE ACCIONISTAS

De conformidad con los acuerdos del Consejo de Administración celebrado el día 23 de mayo de 2002 se convoca Junta General Ordinaria de Accionistas de **FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.**, para su celebración en Barcelona, en el Palacio de Congresos de Cataluña, situado en Avenida Diagonal nº 671, a las 13 horas del día 28 de junio de 2002, en primera convocatoria, y, en caso de no obtenerse quórum suficiente, en el mismo lugar y hora, el día 29 de junio de 2002, en segunda convocatoria, a fin de deliberar y, en su caso, adoptar acuerdos sobre los asuntos incluidos en el siguiente

ORDEN DEL DIA

1º. Examen y aprobación de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión, correspondientes al ejercicio económico de 2001 de la sociedad FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. y de su Grupo Consolidado, así como de la gestión del Consejo de Administración.

2º. Examen y aprobación de la propuesta de aplicación del resultado del ejercicio de 2001.

3º. Nombramiento de Consejeros.

4º. Autorización para la adquisición derivativa de acciones propias y autorización a las sociedades filiales para que puedan adquirir acciones de Fomento de Construcciones y Contratas, S.A.; todo ello dentro de los límites y con los requisitos que se exigen en el art. 75 y siguientes de la Ley de Sociedades Anónimas.

5º. Reelección de los Auditores de Cuentas de la Sociedad y de su Grupo Consolidado.

6°. Autorización al Consejo de Administración para ampliar, en el plazo de cinco años, el capital social, incluso mediante la emisión de acciones sin voto, de conformidad con el art. 153.1 b) de la Ley de Sociedades Anónimas, con revocación de la autorización vigente.

7°. Régimen de Declaración Fiscal Consolidada del Impuesto sobre Sociedades en el Grupo 18/89.

8°. Aprobación de la fusión por absorción de Fomento de Construcciones y Contratas, S.A., como sociedad absorbente, con Portland Valderrivas, S.A., como sociedad absorbida, de acuerdo con el Proyecto de Fusión cuyas menciones mínimas se incluyen, según establece el artículo 240.2 de la Ley de sociedades Anónimas, al final de la presente convocatoria; aprobación como Balance de Fusión del cerrado a 31 de diciembre de 2001, que es sometido, también a esta Junta según el punto 1° de esta convocatoria.

Informe, en su caso, de los Administradores sobre los extremos a que se refiere el artículo 238.2 de la Ley de Sociedades Anónimas. Sometimiento de la fusión al régimen tributario establecido en el capítulo VIII del Título VIII de la Ley 43/1995 de 27 de diciembre del Impuesto sobre Sociedades y disposiciones concordantes y complentarias.

9°. Aumento del capital social como consecuencia de la fusión y en función de la ecuación de canje aprobada. Modificación del artículo 5° de los Estatutos Sociales y solicitud de admisión a cotización en los mercados de valores de las acciones resultantes de la ampliación de capital.

10°. Determinación del número de miembros del Consejo y nombramiento de éstos para el momento de la fusión.

11°. Reducción de capital con cargo a reservas libres, por medio de amortización de acciones propias. Modificación del artículo 5° de los Estatutos Sociales.

12°. Facultar ampliamente a los Administradores para el desarrollo, elevación a público, inscripción, subsanación y ejecución de los acuerdos adoptados.

13°. Aprobación, si procede, del acta de la Junta, en cualquiera de las formas establecidas en el art. 113 del Texto Refundido de la Ley de Sociedades

Anónimas o, en su caso, aplicación de lo previsto en el art. 114 del mismo texto legal.

De conformidad con lo establecido en el artículo 18 de los Estatutos Sociales, tienen derecho de asistencia a las Juntas Generales los accionistas titulares de cuatro mil o más acciones, cuya titularidad aparezca inscrita en el correspondiente registro contable de anotaciones en cuenta, con cinco días de antelación a aquel en que haya de celebrarse la Junta, y así lo acrediten mediante la exhibición del correspondiente certificado de legitimación al que se refiere el Real Decreto 116/1992 de 14 de febrero sobre representación de valores por medio de anotaciones en cuenta. Este certificado expresará, necesariamente, el número de acciones perteneciente a cada accionista.

Los poseedores de acciones en número inferior a cuatro mil podrán agruparse a los efectos de concurrir a la Junta, confiriendo la representación a uno de ellos.

Cualquier accionista podrá obtener de la sociedad, para su examen en el domicilio social o para pedir su entrega o envío de forma inmediata y gratuita, los documentos que se someten a aprobación de la Junta, los Informes de Gestión, y los Informes de Auditoría de Cuentas, el texto íntegro de las modificaciones de los Estatutos propuestas y el informe de los Administradores sobre tales modificaciones.

Además, de conformidad con lo dispuesto por los artículos 238 y 240 de la Ley de Sociedades Anónimas, se pone a disposición de los accionistas, obligacionistas y titulares de derechos especiales distintos de las acciones para su examen en el domicilio social, o para su entrega o envío gratuito, el texto íntegro de los siguientes documentos:

a) Proyecto de fusión
b) Informe del experto independiente sobre el Proyecto de fusión.
c) Informe de los Administradores de las dos sociedades sobre el Proyecto de fusión.
d) Cuentas anuales e informe de gestión de los tres últimos ejercicios de las dos sociedades que participan en la fusión, así como los correspondientes informes de los Auditores de cuentas.

e) Balances de fusión de las dos sociedades afectadas, verificados por los Auditores de Cuentas e informes de éstos.
f) Texto íntegro de las modificaciones a introducir en los estatutos sociales de Fomento de Construcciones y Contratas S.A. como consecuencia de la fusión.
g) Estatutos vigentes de las dos sociedades.
h) Relación de los nombres, apellidos y edad, si fueran personas físicas, o la denominación o razón social, si fueran personas jurídicas, y en ambos casos, la nacionalidad y el domicilio de los Administradores de las sociedades que participan en la fusión y la fecha desde la que desempeñan sus cargos, así como las mismas indicaciones respecto de quienes van ser propuestos como Administradores como consecuencia de la fusión.

Estos mismos documentos estarán a disposición de los representantes de los trabajadores para su examen en el domicilio social anteriormente señalado.

Finalmente, en cumplimiento de lo establecido en el artículo 240.2 de la Ley de Sociedades Anónimas, se reproducen a continuación las menciones mínimas del Proyecto de Fusión:

a) FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. (FCC) (sociedad absorbente), con domicilio en Barcelona, calle Balmes, 36, constituida por tiempo indefinido mediante escritura otorgada ante el Notario de Madrid D. Lázaro Lázaro y Junquera, como sustituto de su compañero D. Rodrigo Molina Pérez, el día 14 de octubre de 1.944. Inscrita en el Registro Mercantil de Barcelona, al tomo 33883, folio 121, hoja B-26947, con N.I.F A-28037224.

PORTLAND VALDERRIVAS, S.A. (PV) (sociedad absorbida), con domicilio en Madrid, calle José Abascal, 59, constituida por tiempo indefinido mediante escritura otorgada ante el Notario de Madrid D. Camilo Avila y Fernández de Henestrosa el día 12 de abril de 1.923. Inscrita en el Registro Mercantil de Madrid, al tomo 03877, folio 042, hoja M-6114, con N.I.F. A-28015535.

b) El tipo de canje de las acciones de las dos entidades que participan en la fusión, determinado en base al valor real de los respectivos patrimonios sociales, se ha fijado en 6 acciones de FCC de 1 euro de valor nominal cada una de ellas, por cada 5 acciones de PV, también de 1 euro de valor nominal, lo que significa 1,2 euros de valor nominal de FCC por cada 1 euro de valor nominal de PV.

Las nuevas acciones de la sociedad absorbente tendrán plenos derechos políticos desde la fecha de emisión y darán derecho a participar en las ganancias sociales de esta sociedad a partir del 1 de enero de 2002.

Las acciones representativas del capital social de la sociedad absorbente serán de la única clase actualmente en circulación, y no tendrán peculiaridad o derecho especial alguno.

c) El procedimiento de canje será el siguiente:

1. Acordada la fusión por las Juntas Generales de Accionistas de ambas sociedades, presentado y verificado por la Comisión Nacional del Mercado de Valores el correspondiente folleto de fusión y emisión de la ampliación de capital de FCC e inscrita la escritura de fusión en el Registro Mercantil, se procederá al canje de las acciones de PV, que quedarán anuladas, por las nuevas emitidas de FCC.
2. El canje se realizará en el periodo que se indique en los anuncios a publicar en el Boletín Oficial del Registro Mercantil, Boletines Oficiales de las Bolsas y en uno de los diarios de mayor circulación en Barcelona y en Madrid. A tal efecto se designará una entidad financiera que actuará como Agente y se indicará en los mencionados anuncios.
3. El canje se realizará a través de cualquiera de las entidades adheridas al Servicio de Compensación y Liquidación de Valores (SCLV) que sean depositarias de las mismas. El Agente transmitirá al SCLV la información obtenida de las entidades adheridas, y el SCLV procederá a la asignación de las Referencias de Registro (RR) de las nuevas acciones y emitirá un certificado sobre dicha asignación que remitirá a la Comisión Nacional del Mercado de Valores (CNMV) y a las Sociedades Rectoras de las Bolsas.
4. Los accionistas de PV podrán agrupar sus acciones a efectos de canje.

5. Se estará a lo dispuesto en el artículo 59 de la LSA para aquellas acciones que no sean presentadas al canje en el plazo publicado al efecto en el anuncio a que se refiere la regla 2ª anterior.

d) La fecha a partir de la cual las operaciones de la sociedad absorbida habrán de considerarse realizadas, a efectos contables, por cuenta de la sociedad absorbente, es la del 1 de enero de 2002.

e) No existe en FCC ni en PV acciones de clases especiales y no se otorgarán en la sociedad absorbente acciones o derechos especiales como consecuencia de la fusión. Tampoco existen en PV ni en FCC titulares de derechos especiales distintos de las acciones.

f) No se atribuirán ventajas especiales en la sociedad absorbente a favor de los administradores de PV o de FCC, así como tampoco al Experto Independiente designado por el Registro Mercantil para la emisión del Informe sobre el Proyecto de Fusión.

Barcelona, 23 de mayo de 2002. - El Presidente del Consejo de Administración.

VII. Press Release titled "Esther Koplowitz chooses Vivendi Environment to be FCC's strategic partner", submitted to the NCSMS on June 18, 2002.

Esther Koplowitz chooses Vivendi Environnement to be FCC's strategic partner

- **Vivendi Environnement replaces Vivendi Universal as FCC's strategic partner**
- **The world's most important services group will work more closely with FCC to develop its strategic sectors: services, construction and cement**
- **Vivendi Environnement is fully committed to dramatically increasing the Spanish company's turnover and results over the next few years**
- **FCC upgrades its 2002-2004 Strategic Plan**

Esther Koplowitz has chosen Vivendi Environnement to be FCC's strategic partner, which replaces Vivendi Universal in the agreements signed on the 6 October, 1998.

Vivendi Environnement has committed itself to focusing on the development of FCC's three strategic sectors: services, construction and cement, in order for the company to achieve a far higher turnover and better results over the next few years than those registered in previous years, and as a result has upgraded its 2002-2004 Strategic Plan.

This ensures that any doubts concerning the definition of the Grupo FCC's strategic sectors are laid to rest.

The drive to stimulate Grupo FCC's growth will be especially important at international level, and for this reason Vivendi Environnement, the most important services group globally, will provide both backup and its outstanding experience.

FCC can also count on being in an enviable financial position to carry out this forward looking commitment, arising from the creation of important resources and low gearing, which enables it to invest in the strategic areas defined above.

Within this new framework of relationships, FCC's two most important shareholders have expressed their support for the present company directors, and the hope that they will continue to carry out their duties with the same efficiency and professionalism that has characterised them up to now, strengthening the Group's identity and managerial ability.

As a result of the new business project, Esther Koplowitz has renounced her right to acquire shares in B 1998, which comes into effect if Vivendi Universal reduces its holding in Vivendi Environnement to less than 50%.

Esther Koplowitz and Henri Proglio, the President of Vivendi Environnement, have declared that: "The new agreement and framework for collaboration ensure that FCC's turnover will grow spectacularly, its results will improve notably, and the overall consequence will be that value is created for all shareholders".

VIII. English summary of the letter to the NCSMS, dated July 1, 2002, presenting Relevant Fact, regarding the agreements reached at the general shareholders meeting on June 28, 2002.
-Copy of approved agreements, submitted with letter.

Summary of agreements adopted by the General Ordinary Shareholders' meeting on June 28, 2002.

1. Approval of the annual accounting reports and managers' reports for the 2001 fiscal year of the Company and of its consolidated group, as well as to that of the board of directors' report.

2. Approval of the board of directors' proposition to apply the results of the fiscal year 2001 and to distribute a dividend to ascending accounts to 0.2804878 Euros per share and also make effective the partition of a complementary dividend of 0.243902 Euros of value per share.

3. Approval of naming D. Gerald Frere and D. Gilles Samyn as members of the board of directors.

4. Approval of the authorization for the acquisition of shares and authorization to subsidiaries to acquire shares of the Company within the limits and requirements of Article 75. of the Corporations Law.

5. Reelection of Arthur Andersen as the auditors of the Company and its Consolidated Groups.

6. Approval of the authorization to the board of directors to increase, within the period of five years, the capital shares, including through the issuance of non-voting shares.

7. Approval of the consolidated fiscal declaration regime of the Taxation on Corporate Groups 18/89

8. Approval of the merger through absorption of the Company, as absorbing company and Portland as absorbed company, in agreement with the Merger Project. Approval of the Merger Balance at the close of December 31, 2001.

9. Approval of the increase in capital stock as a consequence of the merger and in function of the exchange equation approved. Modification of article 5 of the Bylaws and soliciting of admissions and quotations in the stocks exchanges of the stocks resulting from the increase in capital.

10. Determination of the number of members of the board and naming of these for the time of the merger. No modifications were made in the composition of the board of directors of the Company as a result of the merger.

11. Approval in the reduction of capital stock in the amount of 2,770,277 Euros, this is of 2,770,270 stocks of one (1) euro of nominal value with duty to reserves of free disposition through the depreciation of stocks. The reduction will take place after the registration of the merger.

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A., procede por medio del presente Hecho Relevante a comunicar los acuerdos adoptados por la Junta General Ordinaria de Accionistas, celebrada en primera convocatoria el 28 de junio de 2002, en la que se han aprobado la totalidad de acuerdos recogidos en el Orden del día, los cuales se mencionan a continuación:

1. Aprobación de las Cuentas Anuales e Informe de Gestión, correspondientes al ejercicio económico de 2001 de la sociedad FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. y de su Grupo Consolidado, así como de la gestión del Consejo de Administración.

2. Aprobación de la propuesta de aplicación del resultado del ejercicio de 2001.

   La Junta de accionistas ha aprobado la propuesta del Consejo de Administración sobre aplicación del resultado y se ha aprobado distribuir un dividendo a cuenta que asciende a 0.2804878 Euros por acción así como hacer efectivo el reparto de un dividendo complementario por importe de 0.243902 Euros por acción.

3. Nombramiento de Consejeros.

   La Junta de accionistas ha acordado el nombramiento como miembros del Consejo de Administración de D. Gerald Frere y D. Gilles Samyn, procediendo asimismo a reelegir a B1998, S.L. y D. Francisco Más-Sarda Casanelles, cuyo mandato expiraba por cumplimiento del plazo para el que fueron nombrados.

4. Aprobación de la autorización para la adquisición derivativa de acciones propias y autorización a las sociedades filiales para que puedan adquirir acciones de Fomento de Construcciones y Contratas, S.A.; todo ello dentro de los límites y con los requisitos que se exigen en el art. 75 y siguientes de la Ley de Sociedades Anónimas.

5. Reelección de Arthur Andersen como los Auditores de Cuentas de la Sociedad y de su Grupo Consolidado.

6. Aprobación de la autorización al Consejo de Administración para ampliar, en el plazo de cinco años, el capital social, incluso mediante la emisión de acciones sin voto, de conformidad con el art. 153.1 b) de la Ley de Sociedades Anónimas, con revocación de la autorización vigente.

7. Aprobación del régimen de declaración fiscal consolidada del Impuesto sobre Sociedades en el Grupo 18/89.

8. Aprobación de la fusión por absorción de Fomento de Construcciones y Contratas, S.A., como sociedad absorbente, con Portland Valderrivas, S.A., como sociedad absorbida, de acuerdo con el Proyecto de Fusión. Aprobación del Balance de Fusión del cerrado a 31 de diciembre de 2001. Aprobación del sometimiento de la fusión al régimen tributario establecido en el capítulo VIII del Título VIII de la Ley 43/1995 de 27 de diciembre del Impuesto sobre Sociedades y disposiciones concordantes y complementarias.

9. Aprobación del aumento del capital social como consecuencia de la fusión y en función de la ecuación de canje aprobada. Modificación del artículo 5° de los Estatutos Sociales y solicitud de admisión a cotización en los mercados de valores de las acciones resultantes de la ampliación de capital.

10. Determinación del número de miembros del Consejo y nombramiento de éstos para el momento de la fusión.

    Como consecuencia de la fusión no se produce ninguna modificación en la composición del Consejo de Administración de FOMENTO DE CONSTRUCCIONES Y CONTRATAS.

11. Aprobación de una reducción de capital con cargo a reservas libres por medio de la amortización de acciones propias. Modificación del artículo 5° de los Estatutos Sociales.

    La Junta de accionistas ha aprobado la reducción del capital social en la cifra de 2.770.277 Euros, esto es, de 2.770.277 acciones de un (1) euro de valor nominal, con cargo a reservas de libre disposición mediante la amortización de acciones propias. La reducción tendrá lugar tras la inscripción de la fusión.

12. Facultar ampliamente a los Administradores para el desarrollo, elevación a público, inscripción, subsanación y ejecución de los acuerdos adoptados.

En virtud de lo anterior se solicita a la Comisión Nacional del Mercado de Valores que teniendo por presentado este escrito se sirva de admitirlo, en Madrid a 28 de junio de 2002.

El Presidente del Consejo de Administración

IX. English summary of the letter to the NCSMS, dated July 8, 2002, in response to a letter from the NCSMS requiring that the Company give the corresponding documentation for the possible emission of fixed rent and convertible bonds of the FCC group.

In response to NCSMS requirement that the Company give the corresponding documentation for the possible emission of fixed rent and convertible bonds of the FCC group.

The Company stated that neither itself nor any of its subsidiaries through global integration have emissions of fixed rent or convertible bonds in force.

In regards to companies of the group integrated with proportional criteria, TIBITOC, a Colombian subsidiary, approved an emission of bonds. In addition, SCL Terminal Aerea de Santiago, controlled 14.77% by FCC Construccion, conducted a placement.

X. English summary of the letter to the NCSMS dated July 11, 2002 amending information submitted in letter on July 9, 2002.
-Copy of original letter submitted on July 9, 2002, and first page amended on July 11, 2002.

Letter to the NCSMS in compliance to requirements, stating that there has been no change in the shareholder structure, the board of directors of the Company nor in the decision making control unit of the Company and its subsidiaries. The recent operation substituted Vivendi Universal for Vivendi Environment in the contracting position it had with Dª Esther Koplowitz in the agreements of October 6, 1998. The change in partnership of B1998 S.L. had already taken place in the month of March 2000.

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

COMISIÓN NACIONAL DEL MERCADO DE VALORES
Paseo de la Castellana, 19
28046 MADRID

Madrid, 9 de Julio de 2002

Muy señores nuestros:

En contestación a su requerimiento, cúmplenos informarles que no ha existido ningún cambio en la estructura accionarial, ni en el Consejo de Administración de FCC (con independencia de los nombramientos ocurridos en la Junta General de Accionistas comunicados a esa Comisión el día 1 del presente y que no guardan relación con las modificaciones de los pactos referidos), como tampoco lo ha habido en la unidad de decisión de control de FCC y las sociedades de su grupo. Por tanto, Dª. Esther Koplowitz mantiene el control directo de B 1998, S.L. e indirecto de Fomento de Construcciones y Contratas, S.A. y las sociedades de su grupo, como indicábamos en 1998.

La operación ahora realizada ha consistido en sustituir a Vivendi Universal por Vivendi Environnement en la posición contractual que aquélla tenía con Dª Esther Koplowitz en los pactos de 6 de octubre de 1.998. El cambio en la cualidad de socio de B 1998 S.L. ya se había producido en el mes de marzo de 2.000.

En el año 1.998, la asociación entre Dª Esther Koplowitz y Vivendi S.A. se basaba en que Vivendi S.A. desarrollaba directamente los negocios de medio ambiente. La filialización de estos negocios en Vivendi Environnement, la cotización en Bolsa de ésta, y el cambio estratégico que ha supuesto Vivendi Universal, ha hecho perder sentido al hecho de que la posición contractual en los pactos la ostentase Vivendi Universal.

Este cambio mantiene vigentes los acuerdos suscritos, y propicia una mayor colaboración entre FCC y Vivendi Environnement, en el desarrollo de aquélla.

Vivendi Environnement ha concedido a Dª. Esther Koplowitz un derecho de adquisición de las participaciones de B 1998, S.L. que titula aquélla para el caso de que Vivendi Environnement sea objeto de una toma de control (adquisición de una participación del 25% o más de Vivendi Environnement) y (a) que no cuente con el Visto Bueno del Comité de Vigilancia y el Directorio de éste o (b) que provenga de un competidor de FCC en España.

FCC FOMENTO DE
CONSTRUCCIONES Y CONTRATAS, S.A.

COMISIÓN NACIONAL DEL MERCADO DE VALORES
Paseo de la Castellana, 19
28046 MADRID

Madrid, 9 de Julio de 2002

Domicilio Social: Balmes, 36. 08007 Barcelona. Inscrita en el Registro Mercantil de Barcelona. Tomo 21.726. Folio 1. Hoja B-26.947. N.I.F.: A-28/037224

Muy señores nuestros:

En contestación a su requerimiento, cúmplenos informarles que no ha existido ningún cambio en la estructura accionarial, ni en el Consejo de Administración de FCC (con independencia de los nombramientos ocurridos en la Junta General de Accionistas comunicados a esa Comisión el día 1 del presente y que no guardan relación con las modificaciones de los pactos referidos), como tampoco lo ha habido en la unidad de decisión de control de FCC y las sociedades de su grupo. Por tanto, Dª. Esther Koplowitz mantiene el control directo de B 1998, S.L. e indirecto de Fomento de Construcciones y Contratas, S.A. y las sociedades de su grupo, como indicábamos en 1998.

La operación ahora realizada ha consistido en sustituir a Vivendi Universal por Vivendi Environnement en la posición contractual que aquélla tenía con Dª Esther Koplowitz en los pactos de 6 de octubre de 1.998. El cambio en la cualidad de socio de B 1998 S.L. ya se había producido en el mes de marzo de 2.000.

En el año 1.998, la asociación entre Dª Esther Koplowitz y Vivendi S.A. se basaba en que Vivendi S.A. desarrollaba directamente los negocios de medio ambiente. La finalización de estos negocios en Vivendi Environnement, la cotización en Bolsa de ésta, y el cambio estratégico que ha supuesto Vivendi Universal, ha hecho perder sentido al hecho de que la posición contractual en los pactos la ostentase Vivendi Universal.

Este cambio mantiene vigentes los acuerdos suscritos, y propicia una mayor colaboración entre FCC y Vivendi Environnement, en el desarrollo de aquélla.

Vivendi Environnement ha concedido a Dª. Esther Koplowitz un derecho de adquisición de las participaciones de B 1998, S.L. que titula aquélla para el caso de que Vivendi Environnement sea objeto de una toma de control (adquisición de una participación del 25% o más de Vivendi Environnement) y (a) que no cuente con el Visto Bueno del Comité de Vigilancia y el Directorio de éste o (b) que provenga de un competidor de FCC en España.

Ambos accionistas han coincidido en propiciar un fuerte desarrollo de FCC, en el trienio de 2002/2004, a cuyo efecto, se ha dotado de voto dirimente al Presidente, designado por el Consejo de Administración, a propuesta de Dª. Esther Koplowitz.

Atentamente,

José E. Trueba Gutiérrez

XI. Company's results for the first half of 2002, which were filed with the NCSMS on August 30, 2002.


GRUPO
FCC

2002 RESULTS
1st HALF

RESULTS AS OF 30TH JUNE, 2002

I – HIGHLIGHTS

	Jun-02	% change
Net Revenues	2.619,3	8,0%
Gross Operating Profit (EBITDA)	363,9	8,8%
Net Operating Profit (EBIT)	240,3	3,6%
Ordinary Income	223,7	7,2%
Income before Taxes	225,9	(-7,6%)
Net Income	111,8	(-8,3%)

	Jun-02	% change
Order Book	14.333,7	4,0%
Capex	300,5	58,4%
Cash Flow	272,8	11,9%

MAIN FACTS

- Net revenues increase by 8%, mainly due to the good performance of the Services (+9,1%) and Cement (+15,5%) divisions.
- Gross operating profit grows by 8,8% improving its margin over sales up to 13,9%.
- Ordinary Income reaches Euro 223,7 million which means a 7,2% increase.
- Income before Taxes and Net Income performance is only due to the extraordinary results accounted during the first half of last year.
- Total Order Book increases by 4% up to a new historic level of Euro 14.333,7 million.
- Capex grows by 58,4%, up to 300,5 million Euro.
- Vivendi Environnement replaces Vivendi Universal as FCC´s strategic partner.
- The Annual General Meetings of F.C.C and Portland Valderrivas, have approved the Merger Project of Portland Valderrivas with and into F.C.C. with effects from the 1st of January, 2002.

II. PROFIT & LOSS ACCOUNT AND BALANCE SHEET

(MILLION EURO)

	Jun-02	Jun-01	%ch	% sales Jun-02	% sales Jun-01
Net Revenues	2.619,3	2.425,5	8,0%	100,0%	100,0%
Other Revenues	79,3	53,4	48,4%	3,0%	2,2%
Operating Expenses	(2.334,7)	(2.144,5)	8,9%	(89,1%)	(88,4%)
Operating and External Expenses	(1.618,5)	(1.465,3)	10,5%	(61,8%)	(60,4%)
Personnel Expenses	(716,2)	(679,2)	5,4%	(27,3%)	(28,0%)
Gross Operating Profit	363,9	334,4	8,8%	13,9%	13,8%
Depreciation-amortization	(104,2)	(94,4)	10,4%	(4,0%)	(3,9%)
Variation Operating provisions	(16,9)	(5,8)	190,8%	(0,6%)	(0,2%)
Reversion Fund Provision	(2,5)	(2,3)	7,2%	(0,1%)	(0,1%)
Net Operating Profit	240,3	231,9	3,6%	9,2%	9,6%
Net Financial Results	(24,3)	(27,8)	(12,5%)	(0,9%)	(1,1%)
Goodwill Amortization	(14,0)	(11,9)	17,5%	(0,5%)	(0,5%)
Income from Associates (Equity Method)	21,7	16,5	31,6%	0,8%	0,7%
Ordinary Income	223,7	208,7	7,2%	8,5%	8,6%
Net Extraordinary Results	2,2	35,7	(93,8%)	0,1%	1,5%
Income Before Taxes	225,9	244,4	(7,6%)	8,6%	10,1%
Taxes	(68,9)	(82,1)	(16,0%)	(2,6%)	(3,4%)
Net Income before Minority Interests	157,0	162,3	(3,3%)	6,0%	6,7%
Minority Interests	(45,2)	(40,4)	11,9%	(1,7%)	(1,7%)
Net Income	111,8	121,9	(8,3%)	4,3%	5,0%

1. Net revenues: + 8%

	Jun-02	Jun-01	% change	%/Total
Construction	1.211,3	1.146,6	5,7%	45,6%
Services	776,0	711,1	9,1%	29,2%
Urban Activities	132,5	123,4	7,3%	5,0%
Cement	433,1	374,9	15,5%	16,3%
Grucycsa	102,3	100,8	1,5%	3,9%
Intragroup	(-35,9)	(-31,4)	14,3%	
TOTAL	2.619,3	2.425,5	8,0%	100%

Total sales rise by 8%, backed on the strong performance of the Services (+9,1%) and Cement (15,5%) areas.

Geographical breakdown shows an important increase in the contribution of the international activity, which represents a 14,3% of total sales.

				% sales	
	Jun-02	Jun-01	%ch	Jun-02	Jun-01
Domestic	2.245,4	2.085,8	7,7%	85,7%	86,0%
International	373,9	339,7	10,1%	14,3%	14,0%
TOTAL	2.619,3	2.425,5	8,0%	100,0%	100,0%

2. Operating Expenses: + 8,9%

Total Operating Expenses show an 8,9% growth, in line with revenues increase. Personnel expenses show an upwards trend of 5,4% compared with the first half of last year.

3. EBITDA: + 8,8%

Gross Operating Profit (EBITDA) reached Euro 363,9 million, representing a 8,8% increase and the improvement of the margin over sales up to 13,9%.

EBITDA BY ACTIVITIES (CONSOLIDATED)

	Jun-02	% Total	Jun-01	%/Total
Construction	57,1	15,7%	55,0	16,5%
Services	114,8	31,5%	101,6	30,4%
Urban Activities	35,9	9,9%	35,7	10,7%
Cement	142,3	39,1%	126,6	37,9%
Grucycsa	5,7	1,6%	5,2	1,5%
Other	8,1	2,2%	10,3	3,1%
TOTAL	363,9	100%	334,4	100%

Contribution by activities remains almost at the same level. It is worth mentioning that the Services area increases its weighting to 31,5% as a result of sales and margins improvement.

4. EBIT: + 3,6 %

Net Operating Profit (EBIT) improves by 3,6% up to Euro 240,3 million, despite the considerable growth of provisions, which increase by Euro 11,1 million, mainly coming from the services division.

EBIT BY ACTIVITIES (CONSOLIDATED)

	Jun-02	% Total	Jun-01	%/Total
Construction	42,9	17,9%	41,3	17,8%
Services	61,3	25,5%	63,8	27,5%
Urban Activities	23,0	9,6%	26,1	11,2%
Cement	98,5	41,0%	83,2	35,9%
Grucycsa	3,5	1,5%	3,9	1,7%
Other	11,1	4,6%	13,7	5,9%
TOTAL	240,3	100%	231,9	100%

5. Ordinary income: + 7,2%

Ordinary Income reached Euro 223,7 million, a 7,2% higher than last year's figures. These results are mainly due to the improvement shown at the operating level together with the reduction in financial expenses (-12,5%) and the increase in the results coming from associates (+31,6%) in which we should highlight Realia's contribution.

6. Income before taxes: (- 7,6%)

Income before Taxes evolution during this period does not reflect the positive performance of the operating results. It is distorted by the contribution of Euro 35,7 million from extraordinary income coming from the sale of a 20% stake in Safei during the first half of last year.

7. Net income: (-8,3%)

Attributable Net Income totalled Euro 111,8 million, which represents a 8,3% decrease because of the distorting impact of the already mentioned reduction in extraordinary income.

At this point, it is worth mentionning that, although the merger with Portland Valderrivas will only be effective after its registration in the Mercantile Register, it will have retroactive effects from the 1st of January, 2002.

For this reason, the effects of the merger on our first half results would represent an **increase of 8,4% on the Attributable Net Income up to Euro 132,2 million.**

Moreover, if we leave aside the effect of the extraordinary results, the Attributable Net Income would have grown by 23,7%.

CONSOLIDATED BALANCE SHEET

	Jun-02	Jun-01	% ch
Unpaid Capital	***0,5***	***0,9***	***(46,0%)***
Fixed and Non Current Assets	***2.602,7***	***2.349,4***	***10,8%***
Start up Expenses	12,3	15,0	(17,8%)
Intangible Assets	440,6	343,8	28,2%
Tangible Fixed Assets	1.471,5	1.371,1	7,3%
Financial Investments	628,5	594,7	5,7%
Shares of the controlling company	49,8	24,9	100,1%
Goodwill in Consolidation	***365,4***	***324,5***	***12,6%***
Deferred Charges	***36,9***	***25,2***	***46,7%***
Current Assets	***3.200,4***	***2.999,9***	***6,7%***
Inventories	358,0	335,8	6,6%
Accounts Receivable	2.243,4	2.075,5	8,1%
Short Term Financial Investments	297,0	358,9	(17,3%)
Cash	278,2	198,3	40,3%
Accrual Accounts	23,8	31,4	(24,1%)
Assets=Liabilities and Shareholder's Equity	**6.205,9**	**5.699,9**	**8,9%**
Shareholder's Equity	***1.350,4***	***1.208,9***	***11,7%***
I. Common Capital	120,1	120,1	*0,0%*
II. Reserves	563,6	522,5	*7,9%*
III. Reserves from consolidated companies	572,0	431,8	*35,5%*
IV. Translation Differences	-17,1	12,6	*(235,9%)*
V. Income allocable to controlling company	111,8	122,0	(8,3%)
VI. Interim Dividends	0,0	0,0	N/A
Minority Interests	***643,8***	***597,2***	***7,8%***
Negative Difference on Consolidation	***37,2***	***37,1***	***0,3%***
Deferred Revenues	***38,0***	***41,8***	***(9,2%)***
Provisions for Risks and Expenses	***246,8***	***244,1***	***1,1%***
Long Term Debt	***749,8***	***811,5***	***(7,6%)***
Loans and Bank Debt	542,5	619,6	(12,4%)
Other Long Term Liabilities	207,3	191,9	8,0%
Current Liabilities	***3.000,0***	***2.619,1***	***14,5%***
Loans and Bank Debt	529,9	399,9	32,5%
Accounts Payable	1.800,7	1.603,1	12,3%
Other Short Term Debt	666,2	614,8	8,4%
Accrual Accounts	3,2	1,3	143,1%
Short Term Provisions	***139,9***	***140,2***	***(0,2%)***

Assets

On the assets side, we should highlight the 10,8% increase in fixed assets coming from capital expenditures in equipment and intangible assets.

Liabilities

The translation differences reduce total equity by Euro 29,7 million as a result of the devaluation in Latin American currencies.

Net debt position reached Euro 568,9 million, which represents a reduction in the leverage ratio from 30,65% to 29,64%.

	Jun-02
Short Term Debt	**(-529,9)**
Long Term Debt	**(-542,5)**
Limited Recourse Debt	**(-71,7)**
Cash and STFI	**575,2**
Net Position	**(-568,9)**

CASH FLOW

	Jun-02	Jun-01	% change
Net Ordinary Profit	**154,8**	**139,2**	**11,24%**
Depreciation	**118,2**	**106,3**	**11,21%**
Profit from companies (Equity Method)	**-21,7**	**-16,5**	**31,63%**
Other	**21,5**	**14,8**	**44,95%**
TOTAL	**272,8**	**243,8**	**11,9%**

III. BUSINESS AREAS ANALYSIS

1. CONSTRUCTION

> **RESULTS**

	Jun-02	Jun-01	% change
NET REVENUES	**1.211,3**	**1.146,6**	**5,7%**
EBITDA	**57,1**	**55,0**	**3,8%**
EBITDA margin	***4,7%***	***4,8%***	
EBIT	**42,9**	**41,3**	**3,9%**
EBIT margin	***3,5%***	***3,6%***	

Net sales reach **Euro 1.211,3 million**, adding a 5,7% to last year's already strong levels of activity. It is important to note the **52,8% growth** in **international sales.** As a result, international activity accounts for 7,2% of the construction revenues, compared to last year's 5%.

	Jun-02	% total	Jun-01	% total	% change
DOMESTIC	**1.123,7**	**92,8%**	**1.089,3**	**95,0%**	**3,2%**
INTERNATIONAL	**87,6**	**7,2%**	**57,3**	**5,0%**	**52,8%**

> **PROFITABILITY**

Gross Operating profit shows an increase of 3,8% up to Euro 57,1 million while maintaining the gross margin at the same levels reached during last year.

➢ ORDER BOOK AND CAPEX

	Jun-02	Jun-01	% change
ORDER BOOK	3.280,9	2.984,3	9,9%
CAPEX	28,4	10,6	169,1%

Order Book increases by 9,9% compared to the same period last year, representing a **record figure** of Euro 3.280,9 million and 16 months of activity.

Capex adds up to Euro 28,4 million, mainly employed in the acquisitions of equipment and machinery.

2. SERVICES

➢ RESULTS

	Jun-02	Jun-01	% change
NET REVENUES	776,0	711,1	9,1%
EBITDA	114,8	101,6	12,9%
EBITDA Margin	*14,8%*	*14,3%*	
EBIT	61,3	63,8	(-3,9%)
EBIT Margin	*7,9%*	*9,0%*	

Services area continues to show a solid growth rate of **9,1%**, backed on the **strong increase in domestic sales (+13%).** On the one hand, it is worthy of note the excellent performance of the **Industrial Waste division, which almost doubles its sales** during the first half of the year. On the other hand, the contribution from the international division decreases by 6,7% as a result of the devaluation in some Latin American currencies.

	Jun-02		
	Net Revenues	% Ch.	%/Total division
WATER	183,70	16,3%	23,7%
URBAN SANITATION	431,70	8,5%	55,6%
INTERNATIONAL	129,70	-6,7%	16,7%
INDUSTRIAL WASTE	30,90	89,2%	4,0%

➢ GEOGRAPHICAL BREAKDOWN

The international sales breakdown by countries is shown in the following chart:


UK
19,1%
France
5,7%
Puerto Rico
31,6%
Portugal
0,7%
Brazil
2,8%
Dominican
Republic
2,7%
Chile
2,2%
Venezuela
17,8%
Argentina
6,0%
Colombia
5,2%
Mexico
6,0%

	Jun-02	% total	Jun-01	% total	% change
DOMESTIC	**646,2**	**83,3%**	**572,0**	**80,4%**	**13,0%**
INTERNATIONAL	**129,8**	**16,7%**	**139,1**	**19,6%**	**(-6,7%)**

➢ PROFITABILITY

Gross Operating Profit increases by **12,9%** thanks to a higher level of activity and the better evolution of operational margins. **EBITDA** margin improves by 50 basic points, up to **14,8 %.**

Net Operating Profit reaches **Euro 61,3 million**. The slow decrease of **EBIT** is due to the higher provisions (Euro 11,3 million) coming from the different divisions.

> **ORDER BOOK AND CAPEX**

	Jun-02	Jun-01	% change
ORDER BOOK	10.758,3	10.545,8	2,0%
CAPEX	134,4	78,8	70,5%

The Services Order Book continues with its steady growth and accounts for more than 75% of the Group's total order book.

Capex amounts to Euro 134,7 million, which represents an increase of 70,9% compared to last year's level. It is important to mention the acquisitions of Gestión Mediombiental Enviland (waste division), amounting Euro 11,9 million, and Aguas de Formentera (water division), for Euro 11,7 million.

3. URBAN ACTIVITIES

> **RESULTS**

Net revenues of this area **increased by 7,3%,** mainly supported by the **domestic activities performance (+10,8%).** It is noticeable that sales increased by 16,7% in the 2nd quarter, whilst on the 1st quarter the figure was –1,5%.

	Jun-02	Jun-01	% change
NET REVENUES	132,5	123,4	7,3%
EBITDA	35,9	35,7	0,5%
EBITDA Margin	*27,1%*	*28,9%*	
EBIT	23,0	26,1	(-11,8%)
EBIT Margin	*17,4%*	*21,1%*	

By business areas, all the activities have posted a steady growth with the exception of MOT's figures. This division has been affected by the devaluation of the Argentinian peso, despite the fact that domestic sales increased by 12,4%. Finally, we should point out the performance of the **Transport Division, which almost triples its revenues** during this period because of the contribution made by Transportes Portillo.

	Net Revenues	Jun-02 % Ch.	%/Total division
SEWAGE AND MAINTENANCE	23,35	5,2%	17,6%
URBAN FIXTURES (CEMUSA)	41,08	5,1%	31,0%
MOT	16,51	-5,9%	12,5%
PARKINGS	17,78	-1,7%	13,4%
HANDLING	24,72	5,8%	18,7%
TRANSPORT	9,02	185,4%	6,8%

➢ SALES CONTRIBUTION BY GEOGRAPHIC AREA

	Jun-02	% total	Jun-01	% total	% change
DOMESTIC	114,3	86,3%	103,2	83,6%	10,8%
INTERNATIONAL	18,2	13,7%	20,3	16,4%	(-10,2%)

International activity decreases by 10,2%, due to the above-mentioned impact of the Argentinian Peso devaluation in MOT, and also to the discontinuing of the handling operations in Miami Airport.

➢ PROFITABILITY

Gross Operating Profit reached Euro 35,9 million. **EBITDA margin recovery**, reaching 29,7% over the second quarter, almost compensates the margin decrease of the first quarter.

This recovery has also been translated to the **EBIT margin,** which reached 20,4% in the second quarter compared with 14,4 for the first one.

➢ ORDER BOOK AND CAPEX

	Jun-02	Jun-01	% change
ORDER BOOK	66,3	23,8	178,1%
CAPEX	30,6	28,5	7,5%

Order book shows a strong rise of 178,1%, mainly due to three new maintenance contracts in Madrid.

Capex increased by 7,5% compared to the first half of last year.

4. CEMENT

➢ RESULTS

	Jun-02	Jun-01	% change
NET REVENUES	433,1	374,9	15,5%
EBITDA	142,3	126,5	12,4%
EBITDA Margin	*32,9%*	*33,8%*	
EBIT	98,5	83,2	18,5%
EBIT Margin	*22,7%*	*22,2%*	

Net revenues of the Cement division increase by **15,5%,** although international sales contribution is slightly reduced (29% versus 29,9% last year).

	Jun-02	% total	Jun-01	% total	% change
DOMESTIC	307,6	71,0%	262,9	70,1%	17,0%
INTERNATIONAL	125,5	29,0%	112,0	29,9%	12,1%

➢ PROFITABILITY

Gross Operating Profit reaches Euro 142,3 million, which represents a **12,4%** increase. **EBITDA margin declines to 32,9%,** due to higher transportation costs and growing sales of light aggregates and dry mortar, with lower profitability. **EBIT margin** improves by 50 basis points and reaches 22,7% because of lower amortization charges.

➢ CAPEX

	Jun-02	Jun-01	% change
CAPEX	60,0	61,7	(-2,7%)

Capex in cement division showed no change compared with the previous year.

5. GRUCYCSA

➢ RESULTS

	Jun-02	Jun-01	% change
NET REVENUES	102,3	100,8	1,5%
EBITDA	5,7	5,2	9,6%
EBITDA Margin	*5,6%*	*5,1%*	
EBIT	3,5	3,9	(-10,1%)
EBIT Margin	*3,4%*	*3,9%*	

Net revenues in Grucycsa increased by 1,5% in this period. By business areas, we must highlight the 29,1% rise in the Security Division.

	Jun-02		
	Net Revenues	% Ch.	%/Total division
ELECTRICITY	23,46	4,0%	22,9%
AIR CONDITIONING	13,07	-8,4%	12,8%
VEHICLES	5,98	0,9%	5,8%
LOGÍSTICS	45,79	-3,0%	44,8%
SECURITY	14,03	29,1%	13,7%

The breakdown between domestic and international sales is as follows:

	Jun-02	% total	Jun-01	% total	% change
DOMESTIC	86,5	84,6%	89,8	89,1%	(-3,7%)
INTERNATIONAL	15,8	15,4%	11,0	10,9%	43,6%

International sales grow by 43,6% thanks to the contribution made by logistic activities in Portugal, and represent 15,4% of total sales compared to last year's 10,9%.

➢ PROFITABILITY

Gross Operating profits increase by 9,6% to Euro 5,7 million, which means a margin improvement of 50 basis points up to 5,6%.

Investments Rose by Euro 13,1 Million. The resulting amortization increase, draws Net Operating Profits down to Euro 3,5 Million.

➢ ORDER BOOK AND CAPEX

	Jun-02	Jun-01	% change
ORDER BOOK	273,5	223,4	22,4%
CAPEX	16,2	3,1	419,4%

IV. STOCK MARKET DATA

SHARE PERFORMANCE

	Last	High	Low	Volume (*)
1997	17,43	19,08	8,26	130.907
1998	31,70	34,08	16,53	253.770
1999	20,20	37,50	19,00	319.086
2000	20,20	24,75	15,05	294.515
2001	23,25	25,88	18,70	193.793
2002 (**)	21,20	28,97	20,90	358.426

(*) Daily average of traded shares
(**) Figures as of August the 22nd, 2002


PERFORMANCE FCC VS IBEX YEAR 2002
30,0%
20,0%
10,0%
0,0%
-10,0%
-20,0%
-30,0%
-40,0%
02/01/02
16/01/02
30/01/02
13/02/02
27/02/02
13/03/02
27/03/02
10/04/02
24/04/02
08/05/02
22/05/02
05/06/02
19/06/02
03/07/02
17/07/02
31/07/02
14/08/02
FCC
IBEX

DIVIDEND POLICY

	2001	2000	1999	1998	1997	1996
Interim	0,28	0,25	0,16	0,09	0,075	0,07
Final	0,24	0,22	0,13	0,075	0,05	0,045
Total	0,52	0,47	0,29	0,165	0,125	0,115

RELEVANT EVENTS

18th of June, 2002:

Esther Koplowitz chooses Vivendi Environnement to be FCC's strategic partner

- **Vivendi Environnement replaces Vivendi Universal as FCC's strategic partner**
- **The world's most important services group will work more closely with FCC to develop its strategic sectors: services, construction and cement**
- **Vivendi Environnement is fully committed to dramatically increasing the Spanish company's turnover and results over the next few years**
- **FCC upgrades its 2002-2004 Strategic Plan**

Esther Koplowitz has chosen Vivendi Environnement to be FCC's strategic partner, which replaces Vivendi Universal in the agreements signed on the 6 October, 1998.

Vivendi Environnement has committed itself to focusing on the development of FCC's three strategic sectors: services, construction and cement, in order for the company to achieve a far higher turnover and better results over the next few years than those registered in previous years, and as a result has upgraded its 2002-2004 Strategic Plan.

This ensures that any doubts concerning the definition of the Grupo FCC's strategic sectors are laid to rest.

The drive to stimulate Grupo FCC's growth will be especially important at international level, and for this reason Vivendi Environnement, the most important services group globally, will provide both backup and its outstanding experience.

FCC can also count on being in an enviable financial position to carry out this forward looking commitment, arising from the creation of important resources and low gearing, which enables it to invest in the strategic areas defined above.

Within this new framework of relationships, FCC's two most important shareholders have expressed their support for the present company directors, and the hope that they will continue to carry out their duties with the same efficiency and professionalism that has characterised them up to now, strengthening the Group's identity and managerial ability.

As a result of the new business project, Esther Koplowitz has renounced her right to acquire shares in B 1998, which comes into effect if Vivendi Universal reduces its holding in Vivendi Environnement to less than 50%.

Esther Koplowitz and Henri Proglio, the President of Vivendi Environnement, have declared that: "The new agreement and framework for collaboration ensure that FCC's turnover will grow spectacularly, its results will improve notably, and the overall consequence will be that value is created for all shareholders".

1 July 2002:

Notice of the agreements ratified by the Ordinary Annual General Meeting of Shareholders held in the first instance on 28 June 2002. All items included in the Agenda for said meeting were approved, and are listed below:

1. Approval of the Annual Accounts and Management Report, for fiscal year 2001 for the company FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. and the consolidated subsidiaries thereof, and approval of the performance of the Board of Directors.

2. Approval of the proposed application of earnings from fiscal year 2001.

   The AGM has approved the proposal of the Board of Directors for the application of earnings, consisting of the distribution of an interim dividend of 0.2804878 Euros per share, and the distribution of a supplementary dividend of 0.243902 Euros per share.

3. Appointment of Directors.

   The AGM has approved the naming of Mr. Gerald Frere and Mr.Gilles Samyn to the Board of Directors, and has similarly reelected B1998, S.L. and Mr. Francisco Más-Sarda Casanelles, having expired the term for which they were appointed.

4. Approval of the authorization for the acquisition of treasury stockand authorization for subsidiaries to acquire the shares of Fomento de Construcciones y Contratas, S.A.; in conformance with that set forth in article 75, et seq. of the Spanish Corporation Act.

5. Re-election of the firm Arthur Andersen as the auditors of the Company and Consolidated Subsidiaries.

6. Approval of the authorization for the Board of Directors to carry out a capital increase over a period of five years, including through the issue of non-voting shares in conformity with article 153.1 b) of the Spanish Corporation Act, and approval of the revocation of the current authorization.

7. Approval of the presentation of consolidated annual accounts in Group 18/89 for tax purposes.

8. Approval of the merger of Portland Valderrivas, S.A. with and into Fomento de Construcciones y Contratas, S.A., in conformity with the Merger Project. Approval of the Merger Balance Sheet as of 31 December 2001. Approval of the application to the merger of the tax treatment established in chapter VIII of Title VIII of Law 43/1995 of 27 December on Corporate Taxation and concordant and supplementary dispositions.

9. Approval of the capital increase resulting from the merger per the approved exchange ratio. Modification of Article 5 of the Corporate Bylaws and request for listing on the organized stock exchanges of the shares resulting from the capital increase.

10. Establishment of the number of members of the Board of Directors and the appointment thereof to take effect at the moment of the merger.

    The merger does not result in any modifications to the composition of the Board of Directors of FOMENTO DE CONSTRUCCIONES Y CONTRATAS.

11. Approval of a capital reduction resulting from the amortization of treasury shares charged against free reserves. Modification of Article 5 of the Corporate Bylaws.

    The AGM has approved a capital reduction totalling 2,770,277 Euros, represented by an equal number of treasury shares with a par value of one (1) euro each, to be charged against free reserves by means of the amortization of the said treasury shares. The capital reduction shall take effect upon the inscription of the merger.

12. To grant powers as large as necessary in favour of the Directors, in order to develop, to notarize, to inscribe, amend and execute the adopted agreements.

1 July 2002:

In conformity with established regulations, we hereby inform you that as of 8 July 2002 we shall, in conformity with the agreements of the Annual Ordinary General Meeting of Shareholders held on 28 June 2002, proceed to distribute a final dividend of 0.243902 Euros per share corresponding to fiscal year 2001.

11 July 2002:

In response to your request we hereby inform you that there has been no change in the capital structure or Board of Directors of FCC (with the exception of those appointments specified herein and approved by the Annual Ordinary General Meeting of Shareholders, on 1 July, which are unrelated to the referenced modifications in the agreements), nor has there been any change in the decision-making body or control of FCC or group companies. Accordingly, Ms. Esther Koplowitz maintains direct control of B 1998, S.L. and indirect control of Fomento de Construcciones y Contratas, S.A. and group companies as we had indicated in 1998.

The current operation consists of substituting Vivendi Universal for Vivendi Environnement in the contractual position held by the former with Esther Koplowitz and the agreements of 6 October 1998. The qualitative change in the partnership in B 1998 S.L. had already occurred during the month of March in the year 2000.

In 1998, the association between Esther Koplowitz and Vivendi S.A. was based on Vivendi S.A. directly conducting the environmental businesses. The establishment of these businesses within Vivendi Environnment, the public offering of the shares thereof, and the change in strategy carried out by Vivendi Universal, removed all purpose and logic in the contractual position of Vivendi Universal.

This substitution maintains all previous agreements and provides greater collaboration between FCC and Vivendi Environnement in the further development of the former.

Vivendi Environnement has conceded to Esther Koplowitz the right to acquire the shares of B 1998, S.L. held by the former in the event that Vivendi Environnement is the subject of a takeover attempt (acquisition of a stake equalling 25 percent or more

of the share capital of Vivendi Environnement), which (a) has not been approved by the Supervisory Board or Board of Directors thereof, or (b) is launched by a competitor of FCC in Spain.

Both shareholders aim to strongly develop FCC in the 2002/2004 period, and therefore have provided the casting vote to the Chairperson designated by the Board of Directors upon the proposal of Ms. Esther Koplowitz.

HISTORIC DATA - GROUP FCC

CONSOLIDATED STATEMENT OF INCOME (Million Euros)

	31/12/01	31/12/00	31/12/99	31/12/98	01/00 (%)	00/99 (%)	99/98 (%)
Net Revenues	**5.173,2**	**4.467,8**	**3.828,6**	**3.303,0**	**15,8**	**16,7**	**15,9**
Other operating revenues and in-house work on fixed assets	110,5	106,5	92,4	89,9	3,8	15,2	2,8
Variation in finished products and work-in process inventories	27,4	11,8	55,7	-29,4	132,7	-78,9	-289,6
Total Operating Revenues	**5.311,2**	**4.586,1**	**3.976,7**	**3.363,5**	**15,8**	**15,3**	**18,2**
Operating and External Expenses	-3.220,5	-2.690,4	-2.327,4	-1.984,6	19,7	15,6	17,3
Personnel Expenses	-1.386,3	-1.269,0	-1.094,7	-951,7	9,2	15,9	15,0
Gross Operating Profit	**704,3**	**626,7**	**554,6**	**427,2**	**12,4**	**13,0**	**29,8**
Amortization and Provision Reversion	209,9	189,0	-151,2	-126,7	11,1	-225,0	19,4
Variation in Operating Provision	18,6	3,9	-12,6	-38,4	378,8	-130,9	-67,3
Net Operating Profit	**475,8**	**433,8**	**390,9**	**262,0**	**9,7**	**11,0**	**49,2**
Financial Revenues	39,9	60,8	41,3	47,0	-34,5	47,3	-12,2
Financial Expenses	-84,8	-102,6	-64,1	-61,7	-17,4	60,1	3,8
Variations in Financial Investments	-5,7	-1,8	-1,0	-0,1	208,6	89,4	973,3
Amortization of Goodwill	-27,7	-36,9	-104,8	-39,3	-24,9	-64,8	166,9
Profit from Companies (equity method)	36,6	38,6	22,2	17,4	-5,0	73,6	27,7
Profit from Ordinary Activities	**434,1**	**391,9**	**284,5**	**225,4**	**10,8**	**37,7**	**26,2**
Net Extraordinary Results	35,8	55,2	101,7	2,6	-35,2	-45,7	3.817,8
Income before taxes	**469,9**	**447,1**	**386,3**	**228,0**	**5,1**	**15,7**	**69,4**
Corporate Income Taxes	-150,1	-140,6	-133,1	-73,9	6,7	5,7	80,2
Rate (%)	31,9	31,5	34,5	32,4	1,6	-8,7	6,4
Net Income before Minority Interests	**319,8**	**306,5**	**253,2**	**154,2**	**4,4**	**21,0**	**64,2**
Minority Interest	-78,8	-90,8	-75,9	-54,7	-13,3	19,6	38,9
Net Income	**241,0**	**215,6**	**177,2**	**99,5**	**11,8**	**21,6**	**78,2**

REVENUES BY ACTIVITY - CONSOLIDATED (Million Euros)

	31/12/01	31/12/00	31/12/99	31/12/98	01/00 (%)	00/99 (%)	99/98 (%)
CONSTRUCTION	2.396,0	2.054,7	1.866,9	1.849,4	16,6	10,1	0,9
URBAN SANITATION	1.579,3	1.384,4	1.116,6	836,0	14,1	24,0	33,6
WATER AND URBAN RELATED ACTIVITIES	250,5	245,1	214,9	167,6	2,2	14,1	28,3
CEMENT	806,9	673,3	435,3	316,1	19,8	54,7	37,7
REAL ESTATE	0,0	0,0	124,0	104,1	0,0	-100,0	19,1
GRUCYCSA	213,4	181,2	156,7	130,1	17,8	15,6	20,5
INTERGROUP	-72,8	-70,8	-85,8	-100,2	2,8	-17,5	-14,4
TOTAL	**5.173,2**	**4.467,8**	**3.828,6**	**3.303,0**	**15,8**	**16,7**	**15,9**

REVENUES BY MARKETS - CONSOLIDATED (Million Euros)

	31/12/01	31/12/00	31/12/99	31/12/98	01/00 (%)	00/99 (%)	99/98 (%)
DOMESTIC	4.334,1	3.735,1	3.441,3	2.989,6	16,0	8,5	15,1
FOREIGN	839,1	732,7	387,3	313,4	14,5	89,2	23,6
TOTAL	**5.173,2**	**4.467,8**	**3.828,6**	**3.303,0**	**15,8**	**16,7**	**15,9**

Company contacts:

Investor Relations Department

Iñigo Morenés Mariategui
Alfonso Barona
Carmen Reina

C/ Federico Salmón, 13
28016 Madrid - Spain

Switchboard: Tfn : (34) 91 359.54.00
Fax: (34) 91 350.76.65

Direct: Tfn: (34) 91 359.32.63

e-mail: imorenes@fcc.es
abaronam@fcc.es
creinapl@fcc.es

XII. English summary of the letter to NCSMS dated September 13, addressing request of information by the NCSMS.

Response to request of information regarding employee information about the merger with Portland. None of the employees of the Company has a professional relationship, or friendship with the persons indicated previously.

File No. 82-3743

Securities an Exchange Commission

summary of the letter to the NCSMS dated September 13, 2002
sa regarding changes in its board of directors.
XIII. ex to the letter, presenting the changes.
fro

nacio Bayon Marine resigned.
ria Verdu Ramos was appointed as his replacement.
anuel Somoza Serrano was appointed.

age for composition of the board.
(president)
nembers)
o Consejero (advising secretary)

ue

lel Con

e las dimis
siguiente:

SE EUGENIO T
AURORA IBÉRIC
GUROS.
BENOIST
HAN CAINE
AHOR

XIII. English summary of the letter to the NCSMS dated September 13, 2002 from Grucycsa regarding changes in its board of directors.
-Copy of annex to the letter, presenting the changes.

Summary-
D.Ignacio Bayon Marine resigned.
D. Jose Maria Verdu Ramos was appointed as his replacement.
D. Jesus Manuel Somoza Serrano was appointed.

See next page for composition of the board.
Presidente (president)
Vocales (members)
Secreatario Consejero (advising secretary)

Grucycsa

Torre Picasso. Planta 42
28020 Madrid
Tel.: 597 12 37
Fax : 597 33 61

CAMBIOS EN EL CONSEJO DE ADMINISTRACIÓN DE GRUCYCSA, S.A. (12 -09-02)

1. Dimite el siguiente Consejero:

   - D. IGNACIO BAYÓN MARINÉ

2. Nombramiento, por el procedimiento de cooptación, de los siguientes accionistas:

   - D. JOSE MARÍA VERDÚ RAMOS (en sustitución de D. IGNACIO BAYÓN MARINÉ)
   - D. JESUS MANUEL SOMOZA SERRANO (en sustitución de D. ALVARO ALEPÚZ SÁNCHEZ, quien dimitió por carta con carácter previo a la indicada reunión del Consejo).

3. Composición actual del Consejo:

   Como consecuencia de las dimisiones y nombramientos antes indicados, la composición actual del Consejo es la siguiente:

   - Presidente: D. JOSE EUGENIO TRUEBA GUTIERREZ
   - Vocales: AXA AURORA IBÉRICA, SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS.
     D. JEAN BENOIST
     D. STEPHAN CAINE
     CAJA DE AHORROS DE ZARAGOZA, ARAGÓN Y RIOJA
     E.A.C. INVERSIONES CORPORATIVAS, S.L.
     D. FELICIANO FUSTER JAUME
     D. JUAN ANTONIO LOSADA GÓMEZ
     D. RAFAEL MARTÍNEZ-YNZENGA Y CÁNOVAS DEL CASTILLO
     D. RÉGIS MESNIER
     D. HENRI PROGLIO
     D. PIERRE RELLET
     D. MARC LOUIS RENEAUME
     D. JESÚS MANUEL SOMOZA SERRANO
     D. JEAN LOUIS SOULAS
     D. JOSE LUIS VASCO HERNANDO
   - Secretario Consejero: D. JOSE MARÍA VERDÚ RAMOS

Reg. Merc. de Madrid. T.º 8072; 7003 Secc. 3.ª del L. de Sdes. F.º 175. H. 77628-1 Inscrip. 1.ª - C.I.F. A-78586930

XIV. English summary of the letter to the NCSMS dated September 27, 2002, regarding the registration of the merger of the Company and Portland.

On September 27, 2002 the merger of the Company and Portland was registered with the Mercantile Registry of Madrid and Barcelona. Thus this day was the last day Portland's stocks were quoted on the Madrid and Valencia Stock Exchanges.

XV. English summary of the letter to the NCSMS dated November 4, 2002, regarding the registration of a document of reduction.

On October 31, 2002, a statement of reduction of capital corresponding to the amortization of 2,770,277 shares, which was approved at the General Ordinary Shareholders' meeting on June 28, 2002 was registered at the Mercantile Registry of Barcelona.